Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:
______________________________________________________________________________


                     TELUS Reports Second Quarter Results
                               August 3, 2007


Earnings impacted by implementation of WNP and new wireline billing system

     No intention to submit competing offer to acquire BCE
_______________________________________________________________________________

       VANCOUVER, Aug. 3 /CNW/ - TELUS Corporation today reported its financial results for the second quarter of 2007. Revenue increased four per cent to $2.23 billion from a year ago due to continued wireless and data growth.
     Reported earnings before interest, taxes, depreciation and amortization (EBITDA) decreased by $12.5 million in the second quarter when compared to the same period in 2006. EBITDA was negatively impacted by increased wireless expenses in the first full quarter of wireless number portability (WNP) in Canada as well as increased wireline expenses from the implementation of a new billing and client care system in Alberta. Wireless customer acquisition and retention costs increased by an estimated $47 million largely from the introduction of WNP, while the implementation of the new system resulted in a negative revenue adjustment and increased operating costs totaling
$29 million.
     Excluding tax related adjustments, net income was up $4.5 million and earnings per share (EPS) increased by four cents per share. Including tax related adjustments, net income decreased by $103.5 million in the quarter, while EPS declined 27 cents when compared to the same period a year ago.
Second quarter net income and EPS included favourable tax related adjustments of $10 million or 3 cents per share, compared to $118 million or 34 cents a year ago. EPS was also negatively impacted by four cents due to TELUS' venture investment and business with AMP'd Mobile, Inc., which recently entered into bankruptcy proceedings in the U.S. Free cash flow this quarter was $162 million, down 15 per cent due to higher wireless capital expenditures and lower operating profit.
     During the second quarter TELUS continued to repurchase shares under its normal course issuer bid (NCIB) program, completing $170 million of share buy backs - shares outstanding are three per cent lower from a year ago. Since the repurchase program began in December 2004, a total of 45.6 million shares have been repurchased for $2.14 billion resulting in a 7.5% reduction in shares outstanding.


     FINANCIAL HIGHLIGHTS
     -------------------------------------------------------------------------
                                                           3 months ended
     C$ in millions, except                                    June 30
      per share amounts                                                   %
     (unaudited)                                        2007     2006   Change
     -------------------------------------------------------------------------
     Operating revenues                              2,228.1  2,135.2    4.4
     EBITDA(1)                                         884.6    897.1   (1.4)
       EBITDA (as adjusted)(2)                         886.4    897.1   (1.2)
     Income before income taxes and
      non-controlling interest                         348.1    377.9   (7.9)
     Net income(3)                                     253.1    356.6  (29.0)
     Earnings per share (EPS), basic(3)                 0.76     1.03  (26.2)
     Cash provided by operating activities           1,061.9    813.0   30.6
     Capital expenditures                              481.8    458.8    5.0
     Free cash flow(4)                                 161.7    191.0  (15.3)

     (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 of Management's discussion and analysis.
     (2) Excludes a non-cash charge of $1.8 million to Operations expense in 2007 for introducing a net cash settlement feature for share option awards granted prior to 2005.
     (3) Net income and EPS for the three month period in 2007 includes favourable tax related adjustments of $10 million or 3 cents per share, compared to $118 million or 34 cents for the same period in 2006.
     (4) See Section 11.2 of Management's discussion and analysis.

     Darren Entwistle, TELUS president and CEO, said "I am less than satisfied with these quarterly results. While wireless revenue and subscriber growth of 11 per cent and wireline data revenue growth of eight per cent remained robust, earnings did not meet expectations. This was largely caused by excess costs associated with the implementation of the new wireline billing and client care system as well as from the introduction of wireless number portability and the commercial failure of the launch of AMP'd Mobile. We are dedicated to much better performance in coming quarters, as evidenced by the reiteration of our public guidance for 2007."
     "Despite the challenging quarter, there were notable positive developments." Mr. Entwistle added, "In particular, the $200 million Department of National Defence contract awarded to TELUS this quarter illustrates the continued strength of our national growth strategy focused on data services. The DND deal validates our leadership in IP networking and we look forward to yet another major and successful implementation of managed telecommunications services at their national and international locations."
     "On a different note, there has been much continued speculation and uncertainty in the market about the potential for TELUS to pursue an offer to acquire BCE," noted Mr. Entwistle. "After a thorough assessment of the opportunity and based on multiple factors, we are confirming today that TELUS does not intend to submit a competing offer to acquire BCE. We believe that TELUS on a stand-alone basis with its strong growth oriented asset mix and investment grade financial strength will continue to create significant future value for investors."
     Robert McFarlane, executive vice president and CFO, noted, "TELUS demonstrated our considerable financial strength with the successful launch of an up to $800 million commercial paper program and refinancing of the $1.5 billion 7.5% notes due in June 2007. With the attractive 4.8% blended rate on the $1 billion raised in March and lower cost of commercial paper, we expect to enjoy lower interest costs going forward. Given recent capital market and industry developments, TELUS' considerable investment grade financial strength should provide competitive advantage in the future."
     Mr. McFarlane added, "TELUS' commitment to return excess cash to shareholders was again evident this quarter with 2.7 million of share repurchases. Due to the new net-cash settlement feature for options in 2007, we have accelerated the reduction in shares outstanding."

     =========================================================================
     This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2007 guidance and share purchases), qualifications and risk factors referred to in the Management's discussion and analysis - August 1, 2007.
     =========================================================================


     OPERATING HIGHLIGHTS

     TELUS wireless

     - Net subscriber additions increased by 3.5% to 128,200, a strong second quarter result despite increased competition. Postpaid additions were 99,200 while prepaid loading was 29,000
     - Revenues increased by $103 million or 11% to $1.05 billion in the second quarter of 2007, when compared with the same period in 2006
     - ARPU (average revenue per subscriber unit per month) improved by 0.7% to $63.65. The data component increased by 48% to $6.58, which more than offset the ongoing decline in voice ARPU
     - EBITDA (as adjusted) increased by $12 million over the second quarter of 2006, representing 3% growth
     - Cost of acquisition per gross addition increased 8% year over year to $425 due to higher subsidies on certain popular handsets and higher advertising and promotion spending related to the commencement of industry-wide wireless number portability (WNP)
     - Two thirds of the $30 million increase in cost of acquisition expense is related to higher gross loading, and cost of retention increased by $27 million, both of which are largely attributable to WNP.
     - Blended monthly subscriber churn increased to 1.45% from 1.30% a year ago, reflecting the first full quarter since the implementation of WNP. Postpaid churn remained low at 1.07%
     - Cash flow (EBITDA less capital expenditures) based on EBITDA (as adjusted) decreased $14 million or 5% to $279 million in the quarter due to increased capital expenditures, including continued investments in higher speed wireless networks.

     TELUS wireline

     - Revenues decreased by $10 million or 0.8% to $1.2 billion in the second quarter of 2007, when compared with the same period in 2006, due to data growth partially offsetting declines in local and long distance revenues
     - Data revenues increased by $32 million or 8% due to strong year-over-year high-speed Internet growth and enhanced data service growth.
     - Long-distance revenue declined $38 million or 19% due to lower average per-minute rates and wholesale minute volumes, partly offset by increased retail minutes. In addition, revenues were impacted by a one-time reduction of $13 million as a result of the billing system implementation
     - EBITDA (as adjusted) decreased by $22 million or 5%, due to higher expenses including non-recurring expenses for new billing and client care system support and development. If normalized for the system implementation costs, EBITDA would have increased by 1.5%
     -   TELUS added 13,900 net high-speed Internet subscribers, taking
         TELUS' high-speed base to 962,700, a 16% increase from a year ago. High-speed Internet net additions were lower due to provisioning constraints from the new billing and client care system implemented in Alberta.
     - Network access lines (NALs) declined by 48,000 in the quarter. Total NALs were down 3.1% from a year ago, reflecting continued residential line losses from ongoing competitive activity and wireless substitution partially mitigated by an increase in business access lines.
     - Cash flow (EBITDA less capital expenditures) based on EBITDA (as adjusted) declined 14% to $125 million, due to decreased EBITDA as a result of impact of a new integrated billing system implementation in Alberta.


     Canadian telecommunications industry developments

     BCE strategic review process - TELUS not making competing offer to acquire BCE

     In mid-April 2007, Canada's largest telecommunications service provider BCE announced, under investor pressure, a strategic review process to enhance its shareholder value. Three consortia that included Canadian pension funds and U.S. private equity investors signed non-disclosure and standstill agreements to gain access to a BCE data room allowing them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS confirmed that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE based on a financial approach that would retain investment grade credit ratings. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies of BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE.
     On June 30, BCE announced that it had entered into a definitive agreement for BCE to be acquired by a consortium led by Teachers Private Capital, a division of the Ontario Teachers Pension Plan. The BCE Board recommended that their common shareholders accept the offer at an all-cash price of $42.75 per common share. Other consortium members include Providence Equity Partners, Madison Dearborn Partners and the Toronto-Dominion Bank. This offer, if successful, is expected to entail high leverage at BCE with large amounts of non-investment grade debt being issued to finance the transaction.
     TELUS in July continued its assessment of whether it should potentially make a competing offer for BCE. TELUS has concluded this assessment and it does not intend to submit a competing offer to acquire BCE.

     TELUS a founding member of new independent complaints commission for consumers

     On July 23, a new independent telecommunications complaints commission, known as the Commissioner for Complaints for Telecommunications Services
(CCTS), was launched to help consumers and small businesses handle un-resolved service concerns. The CCTS was created in response to a request from the Minister of Industry to telecommunications companies to work together to establish and fund this independent agency. Founding members TELUS, Bell Aliant, Bell Canada, SaskTel, MTS Allstream, Rogers, Virgin Mobile, Cogeco, Videotron, and Vonage filed a joint proposal on the structure and mandate of the new organization with the CRTC (Canadian Radio-television and Telecommunications Commission) for its consideration. The CCTS is intended to assist customers where the normal complaint resolution process of member companies do not resolve their concerns.

     Fort McMurray among one of first markets where residential phone service deregulated

     On July 25, 2007, the CRTC announced that it had accepted TELUS' application for deregulation of local residential phone services in Fort McMurray, Alberta. TELUS has also applied for deregulation of local residential phone services in Greater Vancouver, Victoria, Edmonton, Calgary and Rimouski following the April 4, 2007 announcement by Industry Canada that telecommunications companies can apply for deregulation in communities where significant competition exists. TELUS later applied for deregulation of regulated business phone services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in eastern Quebec.
     The new rules allow incumbent telecommunications carriers to apply to the CRTC for deregulation in any community where customers have a choice between service providers and where they meet specific quality of service measures for six months. The new rules state that local business services will be deregulated where there is a choice of at least two phone providers with their own network infrastructure. Deregulation for consumer services will occur where there is a choice of at least three service providers with their own network infrastructure, one of which can be a wireless provider.

     Corporate developments

     TELUS wins $200 million contract for Department of National Defence

     Following a competitive bid process, the Department of Public Works and Government Services Canada selected TELUS to provide and manage telecommunications services for the Department of National Defence (DND). The five-year Global Defence Network Services contract is valued at an estimated $200 million.
     TELUS will provide the DND managed telecommunications services including voice, data, video and IP solutions, at national and international locations.

     Debt refinancing completed for $1.5 billion

     In May 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling TELUS to issue commercial paper up to a maximum of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes.
     Using the proceeds generated by TELUS' $1 billion debt issue in March 2007 with a blended interest cost of approximately 4.8%, the commercial paper program and accounts receivable securitization, TELUS redeemed its publicly issued $1.5 billion (U.S. $1.17 billion) 7.5% Notes on June 1, 2007.

     TELUS continues share repurchases

     During the second quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid (NCIB). These repurchases totaled approximately
2.7 million shares for a total outlay of $170 million. Since commencement in December 2004, TELUS has repurchased a total of 45.6 million shares for $2.14 billion under three NCIB programs, resulting in a 7.5% reduction in shares outstanding.

     Contract with Closing the Gap Healthcare Group

     TELUS signed a contract with Ontario's Closing the Gap Healthcare Group to implement the TELUS Community Care Management Solution (CCMS). The CCMS will allow the group's mobile care-givers to access patient records and test results over a secure connection to a laptop or PDA, and to instantly share critical information with other healthcare providers over the same connection.
     TELUS has an exclusive partnership agreement with Healthphone, a New Zealand based software company, to implement and host their software solutions in Canada. CCMS is powered by Healthphone, Microsoft's global lead solution partner for long-term condition management.
     Through this agreement, TELUS will implement the CCMS solution, host and manage the application, provide network connectivity and security support, provide 24x7 customer service and required hardware such as PDAs and mobile phones, as well as all infrastructure and servers.

     TELUS garners award for Emergency Management Operating System

     CATAAliance honoured the TELUS Emergency Management Operating System
(EMOS) with its award for Outstanding Product Development in July, recognizing the system for excellence in technological engineering, innovation and leadership. EMOS is a secure web-based system that supports the mitigation, preparation for, response and recovery from emergencies. It gives governments and first responders access to real-time information on an online mapping system, allowing them to share critical information instantly. Part of the TELUS SafetyNet suite of products and services, EMOS has been used by the governments of British Columbia, Alberta and Saskatchewan.

     TELUS speeds wireless up

     TELUS implemented even faster speeds to its EVDO service with upgrades to EVDO Rev A. Now available in regions containing 60 per cent of the Canadian population, the upgrade enables upload speeds up to seven times faster than previous EVDO services, with typical upload speeds of 300 to 400 kilobits per second and maximum upload speeds of 1.8 megabits per second. TELUS has invested more than $100 million to bring customers the latest technology for Canada's fastest coast-to-coast wireless network.

     International Blackberry

     In June, TELUS introduced the BlackBerry 8830 World Edition smartphone, expanding the suite of TELUS wireless devices for the global traveler. The high speed wireless BlackBerry works on both the CDMA and GSM networks, keeping jet-setting clients connected to email and voice services. The 8830 is also the first BlackBerry from TELUS to support a music and video player as well as TELUS Navigator.

     TELUS steps up music focus with sponsorship of Canadian Idol and launch of hot new music device

     TELUS is returning as Canadian Idol's wireless sponsor for the second year. Through the sponsorship, TELUS customers get exclusive Idol content including downloads of songs performed by contestants using TELUS Mobile Music, ringtones, and videos of weekly performances.
     In the quarter TELUS also made available the Samsung m620 mobile phone and music player. Featuring a slim dual faced form, one side is a mobile phone and the other is a stylish multimedia player with access to TELUS Mobile Music and TELUS Mobile Radio. To help Canadian Idol contestants communicate with friends and family and satisfy their craving for music, a Samsung m620 was given to each of the top 10 finalists.

     AMP'd Mobile

     In March 2007, AMP'd Mobile Canada Inc. launched its interactive and customized mobile entertainment, information and messaging services targeting the high value, young adult market segment in Canada. In early June, the U.S. based parent company AMP'd Mobile, Inc. entered bankruptcy proceedings. Certain costs related to the Canadian launch impacted our operating results. In addition a write down of our venture investment in the U.S. parent and other adjustments were incurred in the second quarter which are detailed in
Section 4.2 of management's discussion and analysis. AMP'd Mobile sales have been discontinued in Canada. However, TELUS is reaffirming our commitment to AMP'd clients by ensuring that all voice and basic messaging services continue to function until we are able to contact subscribers to offer them a comparable or better package of voice and Spark multimedia services.

     TELUS World Skins Game caddie auction

     TELUS raised $220,000 for the Juvenile Diabetes Research Foundation with a charity caddie auction, long drive challenge, par 3 challenge and other activities at the June TELUS World Skins Game at Ontario's Raven Golf Club at Lora Bay. Five Canadian golf fans won the golfer's dream of caddying for a PGA star playing in the Skins game through the TELUS World Skins Game Charity Auction on eBay. Canadian fan favourite Stephen Ames upped the value of his charity caddie package by adding two practice round passes for the 2008 Masters golf tournament in Augusta, Georgia.

     TELUS Victoria Community Board

     TELUS launched an eighth community board in Victoria during the quarter. Part of a national program, the boards consist of community leaders and TELUS team members who are charged with building relationships with grassroots charities in their community and inviting them to apply for donations up to $20,000 in support of projects giving children a boost in life. The TELUS Victoria Community Board is chaired by Mel Cooper - a long-time B.C. broadcasting executive and recipient of the Order of Canada, Order of British Columbia, Lifetime Achievement Award and Entrepreneur of the Year honour.

     TELUS recognized for corporate citizenry

     This quarter, TELUS was recognized as a respected corporate citizen by two groups.
     Nationally, TELUS was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights, a Canadian-based organization specializing in corporate social responsibility. Corporate Knights compiles this list based on environment, social and governance indicators.
     TELUS was also honoured as one of Alberta's Most Respected Corporations by Alberta Venture magazine as readers voted TELUS first in the 'Business Services' category. They were asked to rate organizations in Alberta they deemed most respectable based on the following criteria: corporate performance, culture of innovation, corporate brand, human resources practices, environmental stewardship and community involvement.

     Dividend Declaration

     The Board of Directors declared a quarterly dividend of thirty-seven and a half cents ($0.375) per share on outstanding Common and Non-Voting Shares payable on October 1, 2007 to shareholders of record on the close of business on September 10, 2007. This represents a 36% increase from the twenty-seven and a half cent quarterly dividend paid in 2006.

For further information:

   Media relations:                       Investor relations:

   Allison Vale, (416) 629-6425,          Robert Mitchell, (416) 279-3219,
   allison.vale(at)telus.com;             ir(at)telus.com

(T.A. T. TU)




     About TELUS

     TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $8.9 billion of annual revenue and 10.9 million customer connections including 5.3 million wireless subscribers, 4.5 million wireline network access lines and 1.1 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.


     TELUS Corporation


     interim consolidated statements of income                     (unaudited)

     Periods ended June 30           Three months            Six months
      (millions except per
      share amounts)               2007        2006        2007        2006
     -------------------------------------------------------------------------
                                            (restated)              (restated)
                                            ----------              ----------
     OPERATING REVENUES         $ 2,228.1   $ 2,135.2   $ 4,433.7   $ 4,215.7
     -------------------------------------------------------------------------
     OPERATING EXPENSES
       Operations                 1,340.3     1,207.4     2,776.9     2,408.5
       Restructuring costs            3.2        30.7         7.9        47.4
       Depreciation                 318.3       335.2       636.0       674.4
       Amortization of
        intangible assets            72.5        46.9       122.1       110.8

                                  1,734.3     1,620.2     3,542.9     3,241.1
     -------------------------------------------------------------------------
     OPERATING INCOME               493.8       515.0       890.8       974.6
       Other expense, net            18.5         9.6        22.3        13.9
       Financing costs              127.2       127.5       244.8       254.5
     -------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES
      AND NON-CONTROLLING
      INTEREST                      348.1       377.9       623.7       706.2
       Income taxes                  93.7        18.7       173.0       134.8
       Non-controlling interests      1.3         2.6         2.8         4.7
     -------------------------------------------------------------------------
     NET INCOME AND COMMON SHARE
      AND NON-VOTING SHARE
      INCOME                        253.1       356.6       447.9       566.7
     OTHER COMPREHENSIVE INCOME
       Change in unrealized fair
        value of derivatives
        designated as cash flow
        hedges                       27.9           -        55.8           -
       Foreign currency
        translation adjustment
        arising from translating
        financial statements of
        self-sustaining foreign
        operations                   (6.2)        0.1        (3.8)        0.8
       Change in unrealized fair
        value of available-
        for-sale financial
        assets                       (0.1)          -        (0.1)          -
                                     21.6         0.1        51.9         0.8
     COMPREHENSIVE INCOME       $   274.7   $   356.7   $   499.8   $   567.5
     -------------------------------------------------------------------------
     NET INCOME PER COMMON SHARE
      AND NON-VOTING SHARE
       - Basic                  $    0.76   $    1.03   $    1.34   $    1.63
       - Diluted                $    0.75   $    1.02   $    1.32   $    1.62
     DIVIDENDS DECLARED PER
      COMMON SHARE AND NON-
      VOTING SHARE              $   0.375   $   0.275   $    0.75   $    0.55
     TOTAL WEIGHTED AVERAGE
      COMMON SHARES AND NON-
      VOTING SHARES OUTSTANDING
       - Basic                      333.5       344.9       335.3       347.1
       - Diluted                    336.9       348.5       338.3       350.6


     TELUS Corporation


     interim consolidated balance sheets                           (unaudited)

     As at (millions)                                 June 30,    December 31,
                                                        2007          2006
     -------------------------------------------------------------------------
                                                                   (adjusted)
     ASSETS
     Current Assets
       Cash and temporary investments, net           $      2.2    $        -
       Short-term investments                              54.8         110.2
       Accounts receivable                                571.8         707.2
       Income and other taxes receivable                   99.2          95.4
       Inventories                                        158.8         196.4
       Prepaid expenses and other                         291.7         195.3
       Current portion of derivative assets                48.7          40.4
     -------------------------------------------------------------------------
                                                        1,227.2       1,344.9
     -------------------------------------------------------------------------
     Capital Assets, Net
       Property, plant, equipment and other             7,296.7       7,466.5
       Intangible assets subject to amortization          813.4         549.2
       Intangible assets with indefinite lives          2,966.5       2,966.4
     -------------------------------------------------------------------------
                                                       11,076.6      10,982.1
     -------------------------------------------------------------------------
     Other Assets
       Deferred charges                                 1,064.6         956.6
       Investments                                         30.6          35.2
       Goodwill                                         3,168.8       3,169.5
     -------------------------------------------------------------------------
                                                        4,264.0       4,161.3
     -------------------------------------------------------------------------
                                                     $ 16,567.8    $ 16,488.3
     =========================================================================

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Cash and temporary investments, net           $        -    $     11.5
       Accounts payable and accrued liabilities         1,547.9       1,363.6
       Income and other taxes payable                       6.7          10.3
       Restructuring accounts payable and accrued
        liabilities                                        28.8          53.1
       Advance billings and customer deposits             609.4         606.3
       Current maturities of long-term debt                 6.4       1,433.5
       Current portion of derivative liabilities           10.1         165.8
       Current portion of future income taxes             258.1         137.2
     -------------------------------------------------------------------------
                                                        2,467.4       3,781.3
     -------------------------------------------------------------------------
     Long-Term Debt                                     4,800.5       3,474.7
     -------------------------------------------------------------------------
     Other Long-Term Liabilities                        1,644.4       1,257.3
     -------------------------------------------------------------------------
     Future Income Taxes                                1,018.6       1,023.3
     -------------------------------------------------------------------------
     Non-Controlling Interests                             22.1          23.6
     -------------------------------------------------------------------------
     Shareholders' Equity                               6,614.8       6,928.1
     -------------------------------------------------------------------------
                                                     $ 16,567.8    $ 16,488.3
     =========================================================================


     TELUS Corporation


     interim consolidated statements of cash flows
                                                                  (unaudited)

                                     Three months            Six months
     Periods ended June 30
      (millions)                   2007        2006        2007        2006
     -------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Net income                 $   253.1   $   356.6   $   447.9   $   566.7
     Adjustments to reconcile net
      income to cash provided by
      operating activities:
       Depreciation and
        amortization                390.8       382.1       758.1       785.2
       Future income taxes           92.5        25.4       170.7       138.5
       Share-based compensation      (8.9)       12.7       129.7        21.1
       Net employee defined
        benefit plans expense       (21.0)       (1.3)      (45.0)       (2.9)
       Employer contributions to
        employee defined benefit
        plans                       (14.7)      (45.0)      (48.6)      (75.5)
       Restructuring costs, net
        of cash payments             (7.3)       19.0       (24.3)        3.4
       Amortization of deferred
        gains on sale-leaseback
        of buildings, amortization
        of deferred charges and
        other, net                    4.3        (7.3)       (4.8)        8.6
     Net change in non-cash
      working capital               373.1        70.8       138.8        41.0
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                  1,061.9       813.0     1,522.5     1,486.1
     -------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Capital expenditures          (481.8)     (458.8)     (863.7)     (779.3)
     Acquisitions                       -       (19.5)          -       (19.5)
     Proceeds from the sale of
      property and other assets       1.3         0.6         1.3         8.0
     Change in non-current
      materials and supplies,
      purchase of investments
      and other                       2.7        (8.4)       (7.7)      (11.4)
     -------------------------------------------------------------------------
     Cash used by investing
      activities                   (477.8)     (486.1)     (870.1)     (802.2)
     -------------------------------------------------------------------------
     FINANCING ACTIVITIES
     Common Shares and Non-
      Voting Shares issued            0.2        12.5         0.6        45.7
     Dividends to shareholders     (125.0)      (94.8)     (250.9)     (190.7)
     Purchase of Common Shares
      and Non-Voting Shares for
      cancellation                 (169.5)     (249.4)     (370.2)     (481.0)
     Long-term debt issued          993.8       662.2     2,091.6       842.8
     Redemptions and repayment
      of long-term debt          (1,811.1)     (362.5)   (2,104.6)     (615.5)
     Partial repayment of
      deferred hedging liability        -      (309.4)          -      (309.4)
     Dividends paid by a
      subsidiary to non-
      controlling interests          (4.3)       (3.0)       (4.3)       (3.0)
     Other                              -           -        (0.9)          -
     -------------------------------------------------------------------------
     Cash provided (used) by
      financing activities       (1,115.9)     (344.4)     (638.7)     (711.1)
     -------------------------------------------------------------------------
     CASH POSITION
     Increase (decrease) in
      cash and temporary
      investments, net             (531.8)      (17.5)       13.7       (27.2)
     Cash and temporary
      investments, net,
      beginning of period           534.0        (1.1)      (11.5)        8.6
     -------------------------------------------------------------------------
     Cash and temporary
      investments, net, end
      of period                 $     2.2   $   (18.6)  $     2.2   $   (18.6)
     =========================================================================

     SUPPLEMENTAL DISCLOSURE OF
      CASH FLOWS
     Interest (paid)            $  (218.5)  $  (271.5)  $  (242.1)  $  (284.6)
     =========================================================================
     Interest received          $     5.6   $     0.8   $     7.5   $    23.3
     =========================================================================
     Income taxes (inclusive of
      Investment Tax Credits)
      (paid) received, net      $    (3.6)  $    (0.7)  $     2.6   $    95.0
     =========================================================================

     TELUS Corporation


     segmented information                                         (unaudited)

     Three-month periods ended
      June 30                          Wireline                Wireless
     (millions)                    2007        2006        2007        2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 1,180.1   $ 1,189.9   $ 1,048.0   $   945.3
       Intersegment revenue          28.7        24.8         6.7         5.2
     -------------------------------------------------------------------------
                                  1,208.8     1,214.7     1,054.7       950.5
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           772.1       728.6       603.6       508.8
       Restructuring costs            2.8        29.8         0.4         0.9
     -------------------------------------------------------------------------
                                    774.9       758.4       604.0       509.7
     -------------------------------------------------------------------------
     EBITDA(1)                  $   433.9   $   456.3   $   450.7   $   440.8
     =========================================================================
     CAPEX(2)                   $   308.7   $   311.4   $   173.1   $   147.4
     =========================================================================
     EBITDA less CAPEX          $   125.2   $   144.9   $   277.6   $   293.4
     =========================================================================
     Operating expenses (as
      adjusted)(3)
       Operations expense (as
        adjusted)(3)                772.1       728.6       601.8       508.8
       Restructuring costs            2.8        29.8         0.4         0.9
     -------------------------------------------------------------------------
                                    774.9       758.4       602.2       509.7
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)    $   433.9   $   456.3   $   452.5   $   440.8
     =========================================================================
     CAPEX(2)                   $   308.7   $   311.4   $   173.1   $   147.4
     =========================================================================
     EBITDA (as adjusted) less
      CAPEX                     $   125.2   $    144.9  $   279.4   $   293.4
     =========================================================================


     Three-month periods ended
      June 30                        Eliminations            Consolidated
     (millions)                    2007        2006        2007        2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 2,228.1   $ 2,135.2
       Intersegment revenue         (35.4)      (30.0)          -           -
     -------------------------------------------------------------------------
                                    (35.4)      (30.0)    2,228.1     2,135.2
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           (35.4)      (30.0)    1,340.3     1,207.4
       Restructuring costs              -           -         3.2        30.7
     -------------------------------------------------------------------------
                                    (35.4)      (30.0)    1,343.5     1,238.1
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $   884.6   $   897.1
     =========================================================================
     CAPEX(2)                   $       -   $       -   $   481.8   $   458.8
     =========================================================================
     EBITDA less CAPEX          $       -   $       -   $   402.8   $   438.3
     =========================================================================
     Operating expenses (as
      adjusted)(3)
       Operations expense (as
        adjusted)(3)                (35.4)      (30.0)    1,338.5     1,207.4
       Restructuring costs              -           -         3.2        30.7
     -------------------------------------------------------------------------
                                    (35.4)      (30.0)    1,341.7     1,238.1
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)    $       -   $       -   $   886.4   $   897.1
     =========================================================================
     CAPEX(2)                   $       -   $       -   $   481.8   $   458.8
     =========================================================================
     EBITDA (as adjusted) less
      CAPEX                     $       -   $       -   $   404.6   $   438.3
     =========================================================================
                                EBITDA (as adjusted)
                                 (from above)           $   886.4   $   897.1
                                Incremental charge(3)         1.8           -
                                ----------------------------------------------
                                EBITDA (from above)         884.6       897.1
                                Depreciation                318.3       335.2
                                Amortization                 72.5        46.9
                                ----------------------------------------------
                                Operating income            493.8       515.0
                                Other expense, net           18.5         9.6
                                Financing costs             127.2       127.5
                                ----------------------------------------------
                                Income before income
                                 taxes and non-
                                 controlling interests      348.1       377.9
                                Income taxes                 93.7        18.7
                                Non-controlling
                                 interests                    1.3         2.6
                                ----------------------------------------------
                                Net income              $   253.1   $   356.6
                                ==============================================

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
     (2) Total capital expenditures ("CAPEX").
     (3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $1.8 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

     TELUS Corporation


     segmented information                                         (unaudited)

     Six-month periods ended
      June 30                          Wireline                Wireless
     (millions)                    2007        2006        2007        2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $ 2,385.7   $ 2,388.5   $ 2,048.0   $ 1,827.2
       Intersegment revenue          53.8        48.3        13.0        11.1
     -------------------------------------------------------------------------
                                  2,439.5     2,436.8     2,061.0     1,838.3
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense         1,677.5     1,469.0     1,166.2       998.9
       Restructuring costs            7.2        44.7         0.7         2.7
     -------------------------------------------------------------------------
                                  1,684.7     1,513.7     1,166.9     1,001.6
     -------------------------------------------------------------------------
     EBITDA(1)                  $   754.8   $   923.1   $   894.1   $   836.7
     =========================================================================
     CAPEX(2)                   $   579.4   $   570.4   $   284.3   $   208.9
     =========================================================================
     EBITDA less CAPEX          $   175.4   $   352.7   $   609.8   $   627.8
     =========================================================================
     Operating expenses (as
      adjusted)(3)
       Operations expense (as
        adjusted)(3)              1,524.4     1,469.0     1,144.0       998.9
       Restructuring costs            7.2        44.7         0.7         2.7
     -------------------------------------------------------------------------
                                  1,531.6     1,513.7     1,144.7     1,001.6
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)    $   907.9   $   923.1   $   916.3   $   836.7
     =========================================================================
       CAPEX(2)                 $   579.4   $   570.4   $   284.3   $   208.9
     =========================================================================
     EBITDA (as adjusted) less
      CAPEX                     $   328.5   $   352.7   $   632.0   $   627.8
     =========================================================================

     Six-month periods ended
      June 30                        Eliminations            Consolidated
     (millions)                    2007        2006        2007        2006
     -------------------------------------------------------------------------
     Operating revenues
       External revenue         $       -   $       -   $ 4,433.7   $ 4,215.7
       Intersegment revenue         (66.8)      (59.4)          -           -
     -------------------------------------------------------------------------
                                    (66.8)      (59.4)    4,433.7     4,215.7
     -------------------------------------------------------------------------
     Operating expenses
       Operations expense           (66.8)      (59.4)    2,776.9     2,408.5
       Restructuring costs              -           -         7.9        47.4
     -------------------------------------------------------------------------
                                    (66.8)      (59.4)    2,784.8     2,455.9
     -------------------------------------------------------------------------
     EBITDA(1)                  $       -   $       -   $ 1,648.9   $ 1,759.8
     =========================================================================
     CAPEX(2)                   $       -   $       -   $   863.7   $   779.3
     =========================================================================
     EBITDA less CAPEX          $       -   $       -   $   785.2   $   980.5
     =========================================================================
     Operating expenses (as
      adjusted)(3)
       Operations expense (as
        adjusted)(3)                (66.8)      (59.4)    2,601.6     2,408.5
       Restructuring costs              -           -         7.9        47.4
     -------------------------------------------------------------------------
                                    (66.8)      (59.4)    2,609.5     2,455.9
     -------------------------------------------------------------------------
     EBITDA (as adjusted)(3)    $       -   $       -   $ 1,824.2   $ 1,759.8
     =========================================================================
       CAPEX(2)                 $       -   $       -   $   863.7   $   779.3
     =========================================================================
     EBITDA (as adjusted) less
      CAPEX                     $       -   $       -   $   960.5   $   980.5
     =========================================================================
                                EBITDA (as adjusted)
                                 (from above)           $ 1,824.2   $ 1,759.8
                                Incremental charge(3)       175.3           -
                                ----------------------------------------------
                                EBITDA (from above)       1,648.9     1,759.8
                                Depreciation                636.0       674.4
                                Amortization                122.1       110.8
                                ----------------------------------------------
                                Operating income            890.8       974.6
                                Other expense, net           22.3        13.9
                                Financing costs             244.8       254.5
                                ----------------------------------------------
                                Income before income
                                 taxes and non-
                                 controlling interests      623.7       706.2
                                Income taxes                173.0       134.8
                                Non-controlling
                                 interests                    2.8         4.7
                                ----------------------------------------------
                                Net income              $   447.9   $   566.7
                                ==============================================

     (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
     (2) Total capital expenditures ("CAPEX").
     (3) Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $175.3 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

     Caution regarding forward-looking statements

     =========================================================================
     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2007 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of approximately 2.5% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; restructuring expenses not to exceed $35 million; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; average shares outstanding of 330 to 335 million; and no prospective significant acquisitions or divestitures. Earnings per share
     (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

     Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including local forbearance, wireless number portability, the timing, rules, process and cost of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS' public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussion and analyses, as well as updates reported in Section 10 of this document.
     =========================================================================

     Management's discussion and analysis

     August 1, 2007

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2007 and 2006, and should be read together with TELUS' interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
     TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.


     Management's discussion and analysis contents

     -------------------------------------------------------------------------
     Section                      Description
     -------------------------------------------------------------------------
     1.  Introduction and         A summary of TELUS' consolidated results for
         performance summary      the second quarter and first half of 2007
     -------------------------------------------------------------------------
     2.  Core business, vision    Examples of TELUS' activities in support of
         and strategy             its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers  TELUS' 2007 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver    An update on TELUS' capability to deliver
         results                  results
     -------------------------------------------------------------------------
     5.  Results from operations  A detailed discussion of operating results for the second quarter and first half
                                  of 2007
     -------------------------------------------------------------------------
     6.  Financial condition      A discussion of changes in the balance sheet
                                  for the six-month period ended June 30, 2007
     -------------------------------------------------------------------------
     7.  Liquidity and capital    A discussion of cash flow, liquidity,
         resources                credit facilities and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting      A description of accounting estimates and
         estimates and            changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Annual guidance          TELUS' revised annual guidance for 2007
         for 2007
     -------------------------------------------------------------------------
     10. Risks and risk           An update of risks and uncertainties facing
         management               TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of        A description, calculation and
         non-GAAP measures and    reconciliation of certain measures used by
         definition of key        management
         operating indicators
     -------------------------------------------------------------------------

     1.   Introduction and performance summary

     1.1  Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2  Canadian telecommunications industry developments

     In mid-April 2007, Canada's largest telecommunications service provider BCE Inc. announced a strategic review process. Three consortia that included Canadian pension funds and U.S. private equity investors signed non-disclosure and standstill agreements to gain access to a BCE data room in order to enable them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS confirmed that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. On June 30, BCE announced that it had entered into a definitive agreement for BCE to be acquired by a consortium led by Teachers Private Capital, a division of the Ontario Teachers Pension Plan. The BCE Board recommended that their common shareholders accept the offer at an all-cash price of $42.75 per common share. Other consortium members include Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. TELUS in July continued its assessment of whether it should potentially make a competing offer for BCE. TELUS has concluded this assessment and it does not intend to submit a competing offer to acquire BCE. See Caution regarding forward-looking statements.
     In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. The Panel will report to the Minister of Industry by June 30, 2008. Implications for the telecommunications industry include possible change to, or removal of, the effective 47% restriction on foreign ownership for the telecom sector. See Section 10.1 Regulatory - Foreign ownership restrictions.
     On July 23, a new independent telecommunications complaints commission, known as the Commissioner for Complaints for Telecommunications Services
(CCTS), was launched to help consumers and small businesses handle un-resolved service concerns. The CCTS was created in response to a request from the Minister of Industry to telecommunications companies to work together to establish and fund this independent agency. Founding members TELUS, Bell Aliant, Bell Canada, SaskTel, MTS Allstream, Rogers, Virgin Mobile, Cogeco, Videotron, and Vonage filed a joint proposal for the structure and mandate of the new organization with the CRTC (Canadian Radio-television and Telecommunications Commission) for its consideration. The CCTS is intended to assist where the normal complaint resolution process of member companies do not resolve concerns.


     1.3  Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share          Quarters ended           Six-month periods
      amounts, subscribers          June 30                 ended June 30
      and ratios)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Consolidated statements of income
     -------------------------------------------------------------------------
     Operating revenues   2,228.1  2,135.2    4.4 %  4,433.7  4,215.7    5.2 %

     Operating income       493.8    515.0   (4.1)%    890.8    974.6   (8.6)%
     Net-cash settlement
      feature expense(1)      1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     Operating income
      (as adjusted)         495.6    515.0   (3.8)%  1,066.1    974.6    9.4 %

     Income before
      income taxes          348.1    377.9   (7.9)%    623.7    706.2  (11.7)%
     Net-cash settlement
      feature expense         1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     Income before income
      taxes (as adjusted)   349.9    377.9   (7.4)%    799.0    706.2   13.1 %

     Net income             253.1    356.6  (29.0)%    447.9    566.7  (21.0)%
     Net-cash settlement
      feature expense,
      after tax               1.3        -      -      109.0        -      -
                          -------- -------- -------- -------- -------- -------
     Net income
      (as adjusted)         254.4    356.6  (28.7)%    556.9    566.7   (1.7)%

     Earnings per share,
      basic ($)              0.76     1.03  (26.2)%     1.34     1.63  (17.8)%
     Net-cash settlement
      feature per share         -        -      -       0.33        -      -
                          -------- -------- -------- -------- -------- -------
     Earnings per share,
      basic (as adjusted)
      (2) ($)                0.76     1.03  (26.2)%     1.67     1.63    2.5 %

     Earnings per share,
      diluted ($)            0.75     1.02  (26.5)%     1.32     1.62  (18.5)%

     Cash dividends
      declared per
      share ($)             0.375    0.275   36.4 %     0.75     0.55   36.4 %
     -------------------------------------------------------------------------
     Consolidated statements of cash flows
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities          1,061.9    813.0   30.6 %  1,522.5  1,486.1    2.4 %
     Cash used by
      investing
      activities            477.8    486.1   (1.7)%    870.1    802.2    8.5 %
       Capital
        expenditures        481.8    458.8    5.0 %    863.7    779.3   10.8 %
     Cash used by
      financing
      activities          1,115.9    344.4    n.m.     638.7    711.1  (10.2)%
     -------------------------------------------------------------------------
     Subscribers and other measures
     -------------------------------------------------------------------------
     Subscriber
      connections(3)
      (thousands) at
      June 30              10,885   10,404    4.6 %

     EBITDA(4)              884.6    897.1   (1.4)%  1,648.9  1,759.8   (6.3)%
     Net-cash settlement
      feature expense         1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     EBITDA
      (as adjusted)(4)      886.4    897.1   (1.2)%  1,824.2  1,759.8    3.7 %

     Free cash flow(5)      161.7    191.0  (15.3)%    642.5    826.6  (22.3)%
     -------------------------------------------------------------------------
     Debt and payout ratios
     -------------------------------------------------------------------------
     Net debt to total
      capitalization
      ratio (%)(6)           48.0     47.8  0.2 pts
     Net debt to EBITDA
      - excluding
      restructuring(6)        1.8      1.8        -
     Dividend payout
      ratio (%)(7)             50       46    4 pts
     -------------------------------------------------------------------------

     n.m. - not meaningful; pts - percentage point(s)
     (1) A non-cash expense recorded in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005.
     (2) Earnings per share - basic (as adjusted) excludes the charge for introducing the net cash settlement feature, is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 basic earnings per share target and revised guidance.
     (3) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (4) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.
     (5) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
     (6) See Section 11.4 Definition of liquidity and capital resource measures.
     (7) The current annualized rate of dividend declared per share divided by basic earnings per share for the 12-month trailing period.
     -------------------------------------------------------------------------

     TELUS' annual guidance for 2007, described in Section 9 of its 2007 first quarter Management's discussion and analysis included the expectation that a non-cash charge of approximately $180 million would be recorded in Operations expense as a result of introducing a net-cash settlement feature for share option awards granted prior to 2005. For the six-month period ended June 30, 2007, $175.3 million in respect of this charge was recorded in Operations expense ($109.0 million after-tax impact in Net income or 33 cents per share).
     Highlights for the second quarter and first six months of 2007, as discussed in Section 5: Results from operations, include the following:

     - Subscriber connections increased by 481,000 during the 12-month period ended June 30, 2007. The number of wireless subscribers grew by 11.3% to 5.27 million, the number of Internet subscribers grew by 8.3% to 1.135 million and the number of network access lines decreased by 3.1% to 4.48 million.

     - Operating revenues increased by $92.9 million and $218.0 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 due primarily to growth in wireless network revenues and wireline data revenues, which more than offset declines in long distance revenue.

     - Operating income decreased by $21.2 million and $83.8 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. When adjusted to exclude the net-cash settlement feature expense recorded in 2007, Operating income decreased by $19.4 million in the second quarter and increased by $91.5 million in the first six months. In the second quarter, growth in wireless EBITDA (as adjusted) and a lower depreciation expense were more than offset by lower wireline EBITDA (as adjusted) and higher amortization expense for a wireline billing and client care system put into service in March. For the six-month period, increased wireless EBITDA (as adjusted) and lower net depreciation and amortization expense exceeded erosion in wireline EBITDA (as adjusted).

     - Income before income taxes decreased by $29.8 million and $82.5 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. Excluding the effect of the net-cash settlement feature, Income before income taxes decreased by $28.0 million and increased by $92.8 million, respectively, as a result of changes in adjusted operating income and a second quarter 2007 equity investment write-off, partly offset in the six-month period by lower financing costs.

     - Net income included favourable tax-related adjustments of approximately $10 million or three cents per share in the second quarter of 2007 and approximately $14 million or four cents per share in the first six months of 2007. This compares with favourable tax adjustments of approximately $118 million or 34 cents per share in the second quarter of 2006 and $115 million or 33 cents per share in the first six months of 2006.

     - Net income and EPS for the second quarter of 2007 decreased by $103.5 million and 27 cents, respectively, when compared to the same period in 2006. Similarly, Net income and EPS for the first six months of 2007 decreased by $118.8 million and 29 cents, respectively, when compared to the same period in 2006. Excluding the effect of the net-cash settlement feature for first six months of 2007, Net income (as adjusted) decreased by $9.8 million while EPS - basic (as adjusted) increased by four cents.

     - The average number of shares outstanding during second quarter and first half of 2007 were approximately 3% lower than in 2006 due to share repurchase programs and a lower number of shares issued because of the net-cash settlement feature for options.

     Highlights for the second quarter and first half of 2007, as discussed in
Section 7: Liquidity and capital resources, include the following:

     - Cash provided by operating activities increased by $248.9 million and $36.4 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006. Contributing to the increase was reduced interest paid. Proceeds from securitized accounts receivable increased by a net $350 million during the second quarter of 2007, compared with an increase of $135 million during the second quarter of 2006 for a comparative increase in operating cash flow of $215 million.

     - Cash used by investing activities decreased by $8.3 million in the second quarter of 2007 and increased by $67.9 million in the first six months of 2007, when compared to the same periods in 2006. The decrease in the second quarter was due mainly to an acquisition in 2006. Otherwise, investing activities increased because of higher capital expenditures to support new enterprise customers in Central Canada as well as network sustainment, continued enhancement of digital wireless capacity and coverage, and strategic investments in high-speed EVDO (evolution data optimized) wireless network technology.

     - On May 15, 2007, TELUS' entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes.

     - Cash used by financing activities increased by $771.5 million in the second quarter of 2007 and decreased by $72.4 million in the first six months of 2007, when compared to the same periods in 2006. The increase in the second quarter included the June 1, 2007 repayment of $1,483.3 million (U.S. $1,166.5 million) for 7.50% Notes that matured, partly offset by the net issue of $663.5 million of commercial paper. The decrease for the six-month period included a lower amount used to repurchase shares under the normal course issuer bid (NCIB), net of increased dividend payments.

     - Free cash flow decreased by $29.3 million and $184.1 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006. The decrease for the second quarter was caused by lower EBITDA net of restructuring and share-based compensation payments, and higher capital expenditures partly offset by lower interest payments. The decrease for the first six months of 2007 was caused by lower EBITDA net of restructuring payments, higher capital expenditures, and lower recoveries of cash taxes, partly offset by shared-based compensation expense in excess of payments and lower interest payments.

     - Net debt to total capitalization of 48% at June 30, 2007 continued to be in the long-term target range of 45 to 50%.

     - Net debt to EBITDA of 1.8 continued to be in the long-term target range of 1.5 to 2.0 times.

     - The dividend payout ratio of 50%, measured as the annualized dividend declared in the second quarter divided by earnings per share for the 12-month trailing period, was at the guideline midpoint of 45 to 55% of net sustainable earnings; favourable tax-related adjustments for the trailing 12 months nearly offset the unfavourable impact of introducing the net cash settlement feature in 2007.

     2.   Core business, vision and strategy

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.
     TELUS' core business, vision and strategy were detailed in its 2006 Management's discussion and analysis. Recent activities supporting, and events affecting, the Company's six strategic imperatives include the following:

          Building national capabilities across data, IP, voice and wireless

     In May, TELUS announced in that it expects to invest $23 million in Quebec by the fall of 2007 to expand and upgrade wireless 1X digital network coverage in up to 30 additional communities, as well as enhance existing digital coverage in the greater Montreal and Quebec City areas where TELUS network traffic continues to increase. Through the expansion, 30 new communities will have access to the full suite of TELUS Spark(TM) mobile services that includes entertainment, information, messaging, downloadable music, ringtones and games.
     In July, TELUS announced the availability of faster speeds on its wireless high-speed EVDO network in B.C., Alberta and Quebec. The EVDO network was upgraded to the next generation, Rev A, which has typical download speeds of 450 to 800 kilobits per second (with a maximum possible speed of 3.1 megabits per second) and typical upload speeds of 300 to 400 kilobits per second (with a maximum possible speed of 1.8 megabits per second). The speed increase helps improve the experience of streaming services and sharing of large data files such as pictures. TELUS wireless high speed services are available in areas of British Columbia, Alberta, Winnipeg, Ontario and Quebec, reaching more than 60 per cent of Canadians. When traveling in the United States, TELUS customers can roam onto EVDO Rev A networks in 242 major metropolitan areas. TELUS has a variety of EVDO Rev A-capable devices available now and more are expected. These products operate throughout the full EVDO coverage area and are backward compatible with the 1X data network, which offers coverage to 94 per cent of Canadians, when outside the EVDO coverage area.
     The Company enhanced wireless international roaming for its business and consumer customers with the June launch of the BlackBerry 8830 World Edition smartphone. TELUS also expanded its global roaming services so that users of the new BlackBerry can access voice and data services internationally using GSM-based networks. In North America, coverage is provided on CDMA-based 1X and high-speed EVDO networks.
     In July, TELUS launched its first Ethernet to the suite (ETTS) building - the Melville - a 42-story multi-dwelling unit tower in Vancouver. ETTS leverages the latest technology to deliver greater bandwidth and higher speeds to customers. Melville residents will have access to high-speed Internet at up to 25 Mbps (five to seven faster than average) and the opportunity to leverage the full suite of Future Friendly(R) Home products and services.

          Focusing relentlessly on the growth markets of data, IP and wireless

     TELUS was selected this quarter by the Department of Public Works and Government Services Canada through a competitive bid process to provide and manage the telecommunications services for the Department of National Defence
(DND), including national and international locations. TELUS will provide managed telecommunications services including voice, data, video and IP solutions. The advanced telecommunications framework supports DND's goals of accessing a cost-effective infrastructure that supports their current requirements and, at the same time, provides a secure IP backbone for new services and solutions.This contract value is estimated at $200 million over five years.
     In addition, TELUS is providing the Government of Alberta with the latest multimedia technology for some 73 courtrooms in the new Calgary Courts Centre. TELUS will design, supply, install and maintain technology to provide digital recording, video-conferencing, remote witness facilitation, electronic annotation, and remote management, which is expected to improve safety and efficiency in the justice system.
     The Company was also selected to provide the TELUS Community Care Management Solution (CCMS) to Ontario-based Closing the Gap Healthcare Group. CCMS is an electronic health record and patient management system that makes patient data available to community, home care and long-term care providers, wherever their jobs take them. TELUS will implement, host and manage application software from New Zealand-based Healthphone, as well as provide network connectivity and security support, "24x7" customer service and required hardware such as personal digital assistants, mobile phones, infrastructure and servers.

          Building integrated solutions that differentiate TELUS from its competitors

     TELUS has introduced a number of new services in 2007. One new solution is TELUS Fleet Tracking Bundle for small businesses, which allows companies to efficiently track their mobile assets in real-time using global positioning system (GPS) technology. The bundle includes a TELUS wireless data plan, Fleet Complete GPS software from Complete Innovations and a GPS modem professionally installed by TELUS dealers or retailer Best Buy.
     Another new service is a new wireless tool for Canadian financial institutions, TELUS Mobile Customer Self Service(TM). The service provides two- way interaction between financial institutions and their customers, enabling secure banking transactions that include actionable alerts (such as questionable account activity or transaction approvals), on-demand access to account information and no-hold customer service via text messaging.

          Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     In March 2007, AMP'D Mobile Canada Inc. launched its interactive and customized mobile entertainment, information and messaging services targeting the high value, young adult (ages 18 to 35) market segment in Canada. In early June, the U.S. based parent company AMP'D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP'D Mobile sales have been discontinued in Canada. See Section 4.2 for financial impacts on TELUS results.

     3.   Key performance drivers

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.

     -------------------------------------------------------------------------
            2007 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------
     Advancing TELUS' leadership position in the consumer market

     - Combining TELUS' suite of data applications with deregulated heritage services
     - Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
     - Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.

     Advancing TELUS' leadership position in the business market

     - Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
     - Leveraging wireless number portability to expand TELUS' business market share in Central Canada
     - Focusing on small business customer loyalty and growth with innovative solutions.

     Advancing TELUS' leadership position in the wholesale market

     - Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
     - Achieving excellence in customer service to support local forbearance in key incumbent markets
     - Expanding the Company's markets, channels and products by focusing on strategic relationships with TELUS' partners.

     Driving TELUS' technology evolution and improvements in productivity and service excellence

     - Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
     - Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
     -   Accelerating customer service delivery dates.

     Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry

     - Growing TELUS' business ownership culture with a team philosophy of "our business, our customers, our team, my responsibility" thereby attracting, developing and retaining great talent
     - Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
     -------------------------------------------------------------------------

     4.   Capability to deliver results

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis.

     4.1  Principal markets addressed and competitors

     The principal markets addressed and competitors have not changed significantly from those described in TELUS' annual 2006 Management's discussion and analysis. Early indications are that implementing wireless number portability (WNP) in March 2007 has been a net contributing factor to increased subscriber loading (inbound porting exceeded outbound porting), but has also contributed to increased wireless customer retention costs (8.2% of network revenue in the second quarter of 2007 compared to 6.2% of network revenue in the same period in 2006) and increased subscriber churn (1.45% in the second quarter of 2007 compared to 1.30% in the same period in 2006).

     4.2  Operational capabilities

          Regulation

     Following the April 2007, Federal Government Order-in-Council that varied the conditions for forbearance from regulation of local services, TELUS filed forbearance applications for residential local services in Victoria, Vancouver, Calgary, Edmonton and Rimouski. TELUS later applied for deregulation of regulated business phone services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in eastern Quebec. The CRTC granted forbearance for residential services in Fort McMurray on July 25, with additional rulings expected for Victoria, Vancouver, Calgary and Edmonton by early August. Forbearance was previously received for Fort McMurray, contingent on meeting competitor quality-of-service measures, which are now met. For further discussion, see Section 10.1 Regulatory.

          Development of a new billing and client care system in the wireline segment

     In late-March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. During the second quarter of 2007, the transition from pilot to full scale implementation resulted in initial system difficulties that reduced order processing capability, which caused increased installation backlogs and higher than expected costs such as extra call centre resources in order to maintain service levels. The critical billing function performed as expected and at this time the backlogs have been significantly reduced and call centre operations are expected to return to normal levels. See Section
10.3 Process risks.
     Transition to the new system reduced Wireline EBITDA by approximately
$29 million in the second quarter of 2007, including $16 million of costs primarily related to additional temporary labour to perform system fixes and maintain service levels, as well as a one-time reduction of $13 million in long distance revenue. The one-time revenue reduction resulted from system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

          AMP'D Mobile Canada

     In early June, the U.S. based parent company AMP'D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP'D Mobile sales have been discontinued in Canada. TELUS' interim Consolidated financial statements for June 30, 2007 include a pre-tax write-off of its $11.8 million equity investment in AMP'D Mobile, Inc. (reflected in Other expense, net) as well as pre-tax adjustments of approximately $5 million for accelerated depreciation and approximately $2 million in Operations expense.

     4.3  Liquidity and capital resources

          Capital structure financial policies (Note 3 of the interim Consolidated financial statements)

     The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures. TELUS' 2007 financing plan was described in Section 9.3 of its 2006 Management's discussion and analysis. Progress against the financing plan is outlined below.

     -------------------------------------------------------------------------
     TELUS' 2007 financing plan and results
     -------------------------------------------------------------------------
     Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

     During the second quarter of 2007, a total of 2.7 million Common and Non-Voting Shares were repurchased for cancellation for an outlay of $169.5 million. From December 20, 2004 to June 30, 2007, TELUS repurchased a total of 45.6 million Common and Non-Voting Shares for $2.14 billion under three NCIB programs. See Section 7.3 Cash used by financing activities.

     Pay dividends

     The dividend declared in the second quarter of 2007, payable on July 1, was 37.5 cents per share, an increase of 36.4% from the dividend declared in the second quarter of 2006.

     Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

     During the second quarter of 2007, the balance of proceeds from securitized accounts receivable increased from $150 million to $550 million on May 31, and was later reduced to $500 million at June 30. The proceeds were used for general corporate purposes including repayment of U.S. $1,166.5 million 7.50% Notes that matured June 1.

     Maintain a minimum $1 billion in unutilized liquidity

     TELUS had approximately $1.3 billion of available liquidity from unutilized credit facilities at June 30, 2007. See Section 7.5 Credit facilities.

     Maintain position of fully hedging foreign exchange exposure for indebtedness

     Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

     Give consideration to refinancing all or a portion of U.S. dollar Notes in advance of its June 1, 2007 scheduled maturity

     In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian dollar Notes and $700 million 4.95%, Series CD, 2017 Canadian dollar Notes. Proceeds from these debt issues, combined with a second quarter commercial paper issue of $663.5 million and the second quarter increase in proceeds from securitized accounts receivable, were used for general corporate purposes and repayment of $1,483.3 million for the June 1 maturity of U.S. $1,166.5 million, 7.50% Notes.

     Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

     At June 30, 2007, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. Three of four credit rating agencies placed their outlooks under review on June 21, 2007, when TELUS announced that it was in non-exclusive discussions to acquire BCE. See Section 7.7 Credit Ratings.
     -------------------------------------------------------------------------

     4.4  Changes in internal control over financial reporting

     There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     5.   Results from operations

     5.1  General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision-maker). See Note 5 of the interim Consolidated financial statements.


     5.2  Quarterly results summary

     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2007 Q2   2007 Q1   2006 Q4   2006 Q3
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,180.1   1,205.6   1,234.3   1,200.3
       Wireless segment                 1,048.0   1,000.0   1,020.3   1,010.4
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,228.1   2,205.6   2,254.6   2,210.7
       Operations expense               1,340.3   1,436.6   1,368.6   1,245.8
       Restructuring costs                  3.2       4.7       7.9      12.5
     -------------------------------------------------------------------------
     EBITDA(1)                            884.6     764.3     878.1     952.4
       Depreciation                       318.3     317.7     353.2     325.8
       Amortization of intangible assets   72.5      49.6      53.9      57.5
     -------------------------------------------------------------------------
     Operating income                     493.8     397.0     471.0     569.1
       Other expense (income)              18.5       3.8      10.1       4.0
       Financing costs                    127.2     117.6     133.6     116.6
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            348.1     275.6     327.3     448.5
       Income taxes                        93.7      79.3      89.7     126.5
       Non-controlling interests            1.3       1.5       1.4       2.4
     -------------------------------------------------------------------------
     Net income                           253.1     194.8     236.2     319.6
     =========================================================================
     Net income per Common Share
      and Non-Voting Share
       - basic                             0.76      0.58      0.70      0.94
       - diluted                           0.75      0.57      0.69      0.92
     Dividends declared per Common
      Share and Non-Voting Share          0.375     0.375     0.375     0.275
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,189.9   1,198.6   1,209.9   1,198.6
       Wireless segment                   945.3     881.9     876.8     864.2
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,135.2   2,080.5   2,086.7   2,062.8
       Operations expense               1,207.4   1,201.1   1,316.8   1,221.5
       Restructuring costs                 30.7      16.7      35.5       1.6
     -------------------------------------------------------------------------
     EBITDA(1)                            897.1     862.7     734.4     839.7
       Depreciation                       335.2     339.2     346.2     335.6
       Amortization of intangible assets   46.9      63.9      67.0      73.6
     -------------------------------------------------------------------------
     Operating income                     515.0     459.6     321.2     430.5
       Other expense (income)               9.6       4.3       9.3       7.1
       Financing costs                    127.5     127.0     171.7     144.8
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            377.9     328.3     140.2     278.6
       Income taxes                        18.7     116.1      58.8      86.9
       Non-controlling interests            2.6       2.1       2.9       1.6
     -------------------------------------------------------------------------
     Net income                           356.6     210.1      78.5     190.1
     =========================================================================
     Net income per Common Share
      and Non-Voting Share
       - basic                             1.03      0.60      0.22      0.53
       - diluted                           1.02      0.60      0.22      0.53
     Dividends declared per Common
      Share and Non-Voting Share          0.275     0.275     0.275      0.20
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

     -------------------------------------------------------------------------

     The consolidated revenue trend continues to reflect strong growth in wireless revenues generated from an increasing subscriber base and increasing average revenue per subscriber unit (ARPU). ARPU growth was due to increasing provision and adoption of wireless data services, which more than offset the declining voice component of ARPU. The consolidated revenue trend also reflected growth in wireline segment data revenue, while wireline voice local and long distance revenues continue to decrease due to substitution by wireless and Internet services, as well as competition from VoIP competitors and resellers.
     Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.
     Operations expenses in the first and second quarter of 2007 included non-cash charges of $173.5 million and $1.8 million, respectively, for introducing a net-cash settlement feature for share option awards, as described earlier. Operations expenses in third and fourth quarter of 2005 were affected by temporary net labour disruption expenses of approximately $65 million and $52 million, respectively. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.
     The downward trend in depreciation expense was interrupted by a fourth quarter 2006 provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. The downward trend in Amortization of intangible assets was reversed in the second quarter 2007 with approximately $18 million of additional amortization for a major new wireline billing and client care system being put into service in March. Amortization expenses in the second and fourth quarters of 2006 and the first quarter of 2007 were reduced by approximately
$12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.
     Within Financing costs shown in the table above, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter (including $7.8 million in the fourth quarter of 2006); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in the first half of 2006. Financing costs are net of varying amounts of interest income.
     The generally upward trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from legislated income tax changes and tax reassessments for prior years, including any related interest on reassessments.


     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except
      EPS amounts)                      2007 Q2   2007 Q1   2006 Q4   2006 Q3
     -------------------------------------------------------------------------
     Approximate Net income impact           10         4        20        30
     Approximate EPS impact                0.03      0.01      0.06      0.09
     Approximate basic EPS excluding
      tax-related impacts                  0.73      0.57      0.64      0.85
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except
      EPS amounts)                      2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------
     Approximate Net income impact          118        (3)       (3)       17
     Approximate EPS impact                0.34     (0.01)    (0.01)     0.05
     Approximate basic EPS excluding
      tax-related impacts                  0.69      0.61      0.23      0.48
     -------------------------------------------------------------------------


     5.3  Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions except       Quarters ended           Six-month periods
      EBITDA margin in %            June 30                 ended June 30
      and Employees)         2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Operating revenues   2,228.1  2,135.2    4.4 %  4,433.7  4,215.7    5.2 %
     Operations expense   1,340.3  1,207.4   11.0 %  2,776.9  2,408.5   15.3 %
     Restructuring costs      3.2     30.7  (89.6)%      7.9     47.4  (83.3)%
     -------------------------------------------------------------------------
     EBITDA(1)              884.6    897.1   (1.4)%  1,648.9  1,759.8   (6.3)%
     Depreciation           318.3    335.2   (5.0)%    636.0    674.4   (5.7)%
     Amortization of
      intangible assets      72.5     46.9   54.6 %    122.1    110.8   10.2 %
     -------------------------------------------------------------------------
     Operating income       493.8    515.0   (4.1)%    890.8    974.6   (8.6)%
     =========================================================================
     Operations expense
      (as adjusted)(2)    1,338.5  1,207.4   10.9 %  2,601.6  2,408.5    8.0 %
     EBITDA
      (as adjusted)(2)      886.4    897.1   (1.2)%  1,824.2  1,759.8    3.7 %
     Operating income
      (as adjusted)(2)      495.6    515.0   (3.8)%  1,066.1    974.6    9.4 %

     EBITDA margin(3)        39.7     42.0 (2.3)pts     37.2     41.7 (4.5)pts
     EBITDA margin
      (as adjusted)(4)       39.8     42.0 (2.2)pts     41.1     41.7 (0.6)pts

     Full-time equivalent
      employees at end
      of period            32,362   29,157   11.0 %
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) Excludes non-cash charges of $1.8 million and $175.3 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and EBITDA (as adjusted) are both regularly reported to the chief operating decision-maker. EBITDA (as adjusted) corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.
     (3) EBITDA divided by Operating revenues.
     (4) EBITDA (as adjusted) divided by Operating revenues.

     -------------------------------------------------------------------------

     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

          Operating revenues

     Consolidated Operating revenues increased by $92.9 million and $218.0 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. Wireless revenue and wireline data revenues continue to exceed erosion in wireline voice local and long distance revenues. In the second quarter of 2007, a one-time reduction of about $13 million in long distance revenues resulted from billing system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

          Operations expense

     Consolidated Operations expense increased by $132.9 million and $368.4 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The increases include non-cash charges for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude these non-cash charges increased by $131.1 million and $193.1 million, respectively, primarily to support the 11.3% year-over-year growth in the wireless subscriber base and growth in wireless network revenue. In addition, expenses in the wireline segment increased primarily due to billing system conversion costs and external labour costs to improve service levels. TELUS' net defined benefit pension plan expense decreased by approximately $22 million and $44 million, respectively, due primarily to favourable returns on plan assets in 2006.
     The number of employees increased to support the wireline segment's provision of outsourcing services to TELUS' customers, including human resources outsourcing services and international call centre services, and to support the growing wireless segment subscriber base. The number of full-time equivalent employees providing outsourcing services to the Company's customers increased by about 1,049 at June 30, 2007 when compared to one year earlier, while elsewhere in the wireline segment the increase was 1,185 including temporary call centre staff to support billing system conversion. In the wireless segment, the number of full-time equivalent employees increased by 971 over the same period.

          Restructuring costs

     Restructuring costs decreased by $27.5 million and $39.5 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. Restructuring expenses in 2007 were in respect of several smaller efficiency initiatives. The Company's estimate of restructuring costs for the full year of 2007, which arises from its competitive efficiency program, are not expected to exceed $35 million.

          EBITDA

     EBITDA decreased by $12.5 million and $110.9 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. EBITDA adjusted to exclude the net-cash settlement feature expenses decreased by $10.7 million in the second quarter and increased by $64.4 million in the first six months. Wireline EBITDA (as adjusted) decreased by $22.4 million and $15.2 million, respectively, due to second quarter implementation impacts of a new wireline billing and client care system, including about $13 million in reduced long distance revenues and $16 million in conversion costs. Wireless segment EBITDA (as adjusted) increased by $11.7 million and $79.6 million, respectively, due to strong revenue growth partially offset by the increased cost of acquisition (COA) related to the higher gross subscriber additions, higher retention spend related to the implementation of wireless number portability, and to a lesser extent, higher operations costs to support subscriber growth.

          Depreciation and amortization expenses

     Depreciation decreased by $16.9 million and $38.4 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006 primarily due to adjustments in the 2006 periods, partly offset by write-downs in 2007 for certain network equipment and accelerated depreciation of approximately $5 million for assets related to AMP'D Mobile Canada services. Depreciation expense adjustments in 2006 included a reduction in the estimated useful service lives for computer servers and furniture as well as write-offs of certain other network assets.
     Amortization of intangible assets increased by $25.6 million and $11.3 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. The increase was mainly due to approximately $18 million of additional expense for putting a new wireline billing and client care system into service in March 2007, partly offset by other intangible assets becoming fully amortized. In addition, amortization expenses were reduced by approximately $5 million for the first six-months of 2007 and reduced by approximately $12 million in the second quarter and first six months of 2006 to recognize investment tax credits relating to assets capitalized in prior years that are now fully amortized, following determination of eligibility by a government tax authority.

          Operating income

     Operating income decreased by $21.2 million and $83.8 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. When adjusted to exclude the net-cash settlement feature expense recorded in 2007, Operating income decreased by $19.4 million in the second quarter and increased by $91.5 million in the first six months. The decrease in the second quarter was caused mainly by lower wireline adjusted EBITDA and a higher amortization expense. The increase for the six-month period was due mainly to improved wireless adjusted EBITDA and lower net depreciation and amortization expenses.


          Other income statement items

     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Other expense, net             June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                             18.5      9.6   92.7 %     22.3     13.9   60.4 %
     -------------------------------------------------------------------------

     Other expense in the second quarter of 2007 included an equity investment write-off of $11.8 million for AMP'D Mobile Inc. Accounts receivable securitization expenses of $5.0 million and $8.1 million, respectively, in the second quarter and first six months of 2007, did not change significantly from same periods in 2006 (see Section 7.6 Accounts receivable sale).


     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Financing costs                June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Interest on long-
      term debt, short-
      term obligations
      and other             126.8    125.5    1.0 %    246.1    252.5   (2.5)%
     Foreign exchange
      losses (gains)          5.7      3.7   54.1 %      7.6      4.8   58.3 %
     Interest income         (5.3)    (1.7)   n.m.      (8.9)    (2.8)   n.m.
     -------------------------------------------------------------------------
                            127.2    127.5   (0.2)%    244.8    254.5   (3.8)%
     =========================================================================

     Interest expenses increased by $1.3 million in the second quarter when compared with same period in 2006 primarily due to a higher average debt balance from the March bond issue and commercial paper issue ahead of the June 1 repayment of maturing debt. This more than offset the positive impact of a slightly lower effective interest rate. The $6.4 million decrease in interest expenses for the first six months of 2007 when compared with same period in 2006 was mainly due to an adjustment for application of the effective rate method for issue costs as required under CICA Handbook Section 3855 (recognition and measurement of financial instruments). In March 2007, forward starting interest rate swaps were terminated and prepaid interest of approximately $10 million was deferred and is being amortized over 10 years, which is the term of the new debt.
     The Company's net debt, as calculated in Section 11.4, was $6,240 million at June 30, 2007, down slightly from $6,275 million one year earlier.
     Interest income increased by $3.6 million and $6.1 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due primarily to interest earned on short-term investments in 2007.


     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Income taxes                   June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Blended federal
      and provincial
      statutory income
      tax based on net
      income before tax     116.9    125.8   (7.1)%    209.2    237.3  (11.8)%
     Revaluation of future
      income tax liability  (24.2)  (107.0)  77.4 %    (27.9)  (107.0)  73.9 %
     Share option award
      compensation            1.2      1.6  (25.0)%     (6.5)     3.1    n.m.
     Other                   (0.2)    (1.7)  88.2 %     (1.8)     1.4    n.m.
     -------------------------------------------------------------------------
                             93.7     18.7    n.m.     173.0    134.8   28.3 %
     =========================================================================
     Blended federal and
      provincial statutory
      tax rates (%)          33.6     33.3  0.3 pts     33.5     33.6 (0.1)pts
     Effective tax
      rates (%)              26.9      4.9 22.0 pts     27.7     19.1  8.6 pts
     -------------------------------------------------------------------------

     The decrease in the blended federal and provincial statutory income tax expense in the second quarter and first six months of 2007, when compared with the same periods in 2006, relates primarily to the decreases in income before taxes of 7.9% and 11.7%, respectively. Revaluation of the future income tax liability in the second quarter of 2007 arose from further reductions to future federal income tax rates as well as future tax rates being applied to temporary differences. The effective tax rates in 2006 were lower due to revaluation of future income tax liabilities because of enacted changes in federal tax rates in the second quarter of 2006.
     Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.


     -------------------------------------------------------------------------
     Non-controlling             Quarters ended           Six-month periods
      interests                     June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                              1.3      2.6  (50.0)%      2.8      4.7  (40.4)%
     -------------------------------------------------------------------------

     Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

          Comprehensive income

     As discussed in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.


     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -        Quarters ended           Six-month periods
      wireline segment              June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Voice local(1)         515.6    523.3   (1.5)%  1,047.7  1,058.9   (1.1)%
     Voice long distance(2) 167.7    205.7  (18.5)%    355.3    413.5  (14.1)%
     Data(3)                434.6    403.1    7.8 %    859.4    796.7    7.9 %
     Other                   62.2     57.8    7.6 %    123.3    119.4    3.3 %
     -------------------------------------------------------------------------
     External operating
      revenue             1,180.1  1,189.9   (0.8)%  2,385.7  2,388.5   (0.1)%
     Intersegment revenue    28.7     24.8   15.7 %     53.8     48.3   11.4 %
     -------------------------------------------------------------------------
     Total operating
      revenues            1,208.8  1,214.7   (0.5)%  2,439.5  2,436.8    0.1 %
     =========================================================================

     (1) Voice local revenue, after adjusting to exclude the impact of first-quarter regulatory adjustments, decreased by approximately
         $26 million or 2.5% for the first six months of 2007.
     (2) Voice long distance revenue, after adjusting to exclude the impact from billing system conversion, decreased by approximately
         $25 million or 12% in the second quarter and decreased by approximately $45 million or 11% in first six months of 2007.
     (3) Data revenue, after adjusting to exclude the impact of two mandated retroactive competitor price reductions in the first quarter, grew by approximately $74 million or 9.3% in the first six months of 2007.

     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     Network access lines        As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     Residential network
      access lines          2,685    2,848   (5.7)%
     Business network
      access lines          1,793    1,771    1.2 %
                          -------- -------- -------
     Total network access
      lines(1)              4,478    4,619   (3.1)%

                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
     (000s)                  2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Change in residential
      network access lines    (56)     (52)  (7.7)%      (90)     (80) (12.5)%
     Change in business
      network access lines      8        8      - %       20        8  150.0 %
                          -------- -------- -------- -------- -------- -------
     Change in total
      network access lines    (48)     (44)  (9.1)%      (70)     (72)   2.8 %
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.

     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Internet subscribers        As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      subscribers           962.7    830.9   15.9 %
     Dial-up Internet
      subscribers           172.2    216.8  (20.6)%
                          -------- -------- -------
     Total Internet
      subscribers(1)      1,134.9  1,047.7    8.3 %


                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
     (000s)                  2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      net additions          13.9     29.2  (52.4)%     46.0     67.8  (32.2)%
     Dial-up Internet net
      reductions             (9.4)   (11.0)  14.5 %    (21.9)   (19.3) (13.5)%
                          -------- -------- -------- -------- -------- -------
     Total Internet
      subscriber net
      additions               4.5     18.2  (75.3)%     24.1     48.5  (50.3)%
     -------------------------------------------------------------------------

     (1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

     -------------------------------------------------------------------------

     Revenues in the Wireline segment decreased by $5.9 million in the second quarter and increased by $2.7 million in the first six months of 2007, when compared with the same periods in 2006.

     - Voice local revenue decreased by $7.7 million and $11.2 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. The decrease was due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers offset in part by growth in business local services and price increases allowed under regulation. For the first six months of 2007, this was partly offset by first quarter recoveries of approximately $14.5 million from the price cap deferral account, which offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

         Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies, which have expanded their geographic coverage and introduced lower-priced telephony services), as well as technological substitution to wireless services. To a lesser degree, residential second lines decreased from migration of dial-up Internet subscribers to high-speed Internet service. The net increase in business lines was experienced in the Ontario and Quebec urban non-incumbent areas.

     - Voice long distance revenues decreased by $38.0 million and $58.2 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006 due primarily to lower average per-minute rates (due to industry-wide price competition) and lower business minute volumes, partly offset by increased consumer minute volumes. In addition, a one-time reduction of about $13 million was recorded in the second quarter of 2007 as a result of system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

     - Wireline segment data revenues increased by $31.5 million and $62.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. High-speed Internet subscriber net additions were lower than one year earlier, reflecting competitive markets and the impact by the new billing and client care system, which temporarily reduced the Company's order processing capability in the second quarter. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased.

         Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues the first quarter of 2007. Data revenue for the first six months of 2007 grew by approximately $74 million or 9.3% once adjusted to exclude the impact of these two mandated retroactive competitor price reductions.

     - Other revenue increased by approximately $4 million for both the second quarter and first six months of 2007 when compared with the same periods in 2006. The increase was due mainly to a reduction in the provision for quality-of-service rate rebates (see Section 10.1 Regulatory - Quality-of-service rebate program), partly offset by lower voice equipment sales.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.


     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment           Quarters ended           Six-month periods
     ($ millions, except            June 30                 ended June 30
      employees)             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs,
      before net-cash
      settlement feature    428.0    417.0    2.6 %    856.9    830.2    3.2 %
     Net-cash settlement
      feature expense           -        -      -      153.1        -      -
     Other operations
      expenses              344.1    311.6   10.4 %    667.5    638.8    4.5 %
     -------------------------------------------------------------------------
     Operations expense     772.1    728.6    6.0 %  1,677.5  1,469.0   14.2 %
     Restructuring costs      2.8     29.8  (90.6)%      7.2     44.7  (83.9)%
     -------------------------------------------------------------------------
     Total operating
      expenses              774.9    758.4    2.2 %  1,684.7  1,513.7   11.3 %
     =========================================================================
     Operations expense
      (as adjusted)(1)      772.1    728.6    6.0 %  1,524.4  1,469.0    3.8 %
     Total operating
      expenses
      (as adjusted)(1)      774.9    758.4    2.2 %  1,531.6  1,513.7    1.2 %
     Full-time equivalent
      employees, end
      of period(2)         24,786   22,552    9.9 %
     -------------------------------------------------------------------------

     (1) Excludes the net-cash settlement feature expense. Operations expense (as adjusted) is regularly reported to the chief operating decision-maker.
     (2) The number of full-time equivalent employees providing outsourcing services to the Company's customers was 4,811 on June 30, 2007 and 3,761 on June 30, 2006. Full-time equivalent staff elsewhere increased by 1,185 or 6.3%.

     -------------------------------------------------------------------------

     Total Wireline operating expenses increased by $16.5 million and $171.0 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Expenses in the second quarter included approximately $16 million of additional costs related to the March billing and client care system conversion (of which approximately
$5 million was recorded in salaries and benefits for customer contact centres and $11 million was recorded in other operations expenses primarily for external labour costs), as well as $2 million in preparation costs for expected flooding in British Columbia.

     Operations expense:

     - Salaries, benefits and employee-related expenses increased by $11.0 million and $26.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. The increase was mainly due to scheduled compensation increases and increased staffing, partly offset by a lower defined benefit pension plan expense.

     - A non-cash charge of $153.1 million was recorded in the first quarter of 2007 as a result of introducing a net-cash settlement feature for share option awards granted prior to 2005.

     -   Other operations expenses increased by $32.5 million and
         $28.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Approximately half of the increase in the second quarter was due to higher external labour costs for billing/client care system support, installation/repair activity to improve service levels, and flood preparation costs. The remaining second quarter increases was due to network facility costs from higher customer demand, increased cost of sales as well as inflationary increases. The increase for the six-month period also included external labour costs to help clear backlogs caused by severe winter weather on the west coast early in 2007, partly offset by: (i) increased capitalization of labour related to the higher capital expenditure activity in 2007; (ii) lower transit and termination charges due to lower per-minute rates partly offset by higher outbound minute volumes; and (iii) lower expenses arising from CRTC decisions on basic service extension features and network access link charges.

     Restructuring costs in 2007 were for several small efficiency initiatives and decreased by $27.0 million and $37.5 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006.


     -------------------------------------------------------------------------
     EBITDA ($ millions)         Quarters ended           Six-month periods
      and EBITDA margin (%)         June 30                 ended June 30
      wireline segment       2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                 433.9    456.3   (4.9)%    754.8    923.1  (18.2)%
     EBITDA
      (as adjusted)(1)      433.9    456.3   (4.9)%    907.9    923.1   (1.6)%
     EBITDA margin           35.9     37.6 (1.7)pts     30.9     37.9 (7.0)pts
     EBITDA margin
      (as adjusted)          35.9     37.6 (1.7)pts     37.2     37.9 (0.7)pts
     -------------------------------------------------------------------------

     (1) Excludes a non-cash charge of $153.1 million in the first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.

     -------------------------------------------------------------------------

     Wireline EBITDA decreased by $22.4 million and $168.3 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006, while Wireline EBITDA (as adjusted) decreased by $22.4 million and $15.2 million, respectively. The decrease to adjusted EBITDA resulted mainly from second quarter billing system conversion impacts of about $29 million, including increased expenses of $16 million and a one-time long distance revenue reduction of $13 million. In addition, increased labour costs to deal with weather-related backlogs were approximately $2 million in the second quarter of 2007 and approximately
$4 million in the first six months of 2007.


     5.5  Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues -        Quarters ended           Six-month periods
      wireless segment              June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Network revenue        989.8    884.0   12.0 %  1,934.3  1,708.7   13.2 %
     Equipment revenue       58.2     61.3   (5.1)%    113.7    118.5   (4.1)%
     -------------------------------------------------------------------------
     External operating
      revenue             1,048.0    945.3   10.9 %  2,048.0  1,827.2   12.1 %
     Intersegment
      revenue                 6.7      5.2   28.8 %     13.0     11.1   17.1 %
     -------------------------------------------------------------------------
     Total operating
      revenues            1,054.7    950.5   11.0 %  2,061.0  1,838.3   12.1 %
     =========================================================================


     -------------------------------------------------------------------------
     Key operating indicators
      - wireless segment         As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     Subscribers -
      postpaid(1)         4,236.0  3,840.5   10.3 %
     Subscribers -
      prepaid             1,036.0    896.6   15.5 %
                         --------- -------- --------
     Subscribers -
      total(2)            5,272.0  4,737.1   11.3 %

     Digital POPs(3)
      covered including
      roaming/resale
      (millions)(4)          31.5     31.0    1.6 %

                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
                           ---------------------------------------------------
     Subscriber gross
      additions - postpaid  219.2    205.7    6.6 %    392.5    385.4    1.8 %
     Subscriber gross
      additions - prepaid   134.8    100.9   33.6 %    257.5    196.0   31.4 %
                           -------  -------  -------  -------  -------  ------
     Subscriber gross
      additions - total     354.0    306.6   15.5 %    650.0    581.4   11.8 %

     Subscriber net
      additions - postpaid   99.2    103.3   (4.0)%    160.0    173.7   (7.9)%
     Subscriber net
      additions - prepaid    29.0     20.6   40.8 %     58.7     42.7   37.5 %
                           -------  -------  -------  -------  -------  ------
     Subscriber net
      additions - total     128.2    123.9    3.5 %    218.7    216.4    1.1 %

     ARPU ($)(5)            63.65    63.18    0.7 %    62.85    61.76    1.8 %
     Churn, per month
      (%)(5)                 1.45     1.30 0.15 pts     1.40     1.32  0.8 pts
     Lifetime revenue per
      subscriber ($)(5)     4,390    4,860   (9.7)%    4,489    4,679   (4.1)%

     COA(6) per gross
      subscriber addition
      ($)(5)                  425      394    7.9 %      431      411    4.9 %
     COA per gross
      subscriber addition
      to lifetime revenue
      (%)(5)                  9.7      8.1  1.6 pts      9.6      8.8  0.8 pts
     Average minutes of
      use per subscriber
      per month (MOU)         411      412   (0.2)%      397      399   (0.5)%

     EBITDA ($ millions)    450.7    440.8    2.2 %    894.1    836.7    6.9 %
     EBITDA (as adjusted)
      (7) ($ millions)      452.5    440.8    2.7 %    916.3    836.7    9.5 %
     EBITDA to network
      revenue (%)            45.5     49.9 (4.4)pts     46.2     49.0 (2.8)pts
     EBITDA (as adjusted)
      to network revenue (%) 45.7     49.9 (4.2)pts     47.4     49.0 (1.6)pts
     Retention spend to
      network revenue (5)(%)  8.2      6.2  2.0 pts      7.8      6.2  1.6 pts
     EBITDA excluding COA
      ($ millions)(5)       601.1    561.7    7.0 %  1,174.0  1,075.5    9.2 %
     EBITDA (as adjusted)
      excluding COA
      ($ millions)          602.9    561.7    7.3 %  1,196.2  1,075.5   11.2 %
     -------------------------------------------------------------------------

     pts - percentage points
     (1) A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 in the period to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.
     (2) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (3) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (4) At June 30, 2007, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).
     (5) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (6) Cost of acquisition.
     (7) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $104.2 million and $222.7 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due to the following:

     - Network revenue increased by $105.8 million and $225.6 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. The increase was a result of the 11.3% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $0.47 in the second quarter of 2007, when compared to the same period in 2006, representing the 18th successive quarter of year-over-year growth, as increased data usage more than offset declining voice ARPU. Voice ARPU was $57.07 in the second quarter of 2007, a decrease of $1.66 or 2.8% from the same period in 2006, caused mainly by a greater mix of included-minute rate plans as voice minutes of use per subscriber per month (MOU) remained relatively steady. Similarly, voice ARPU declined by $1.24 or 2.2% to $56.43 for the first six months of 2007.

         Data revenues increased to 10.4% of Network revenue, or $103.2 million, in the second quarter of 2007 as compared with 7.1% of Network revenues, or $62.8 million, in the second quarter of 2006 - reflecting a growth rate of 64.3%. Similarly, data revenues for the first six months of 2007 increased to 10.3% of Network revenue, or $199.4 million, as compared with 6.7% of Network revenue, or $114.1 million, for the same period in 2006 - reflecting a growth rate of 74.8%. Data ARPU increased by 47.9% to $6.58 for the second quarter and increased by 57.0% to $6.42 for the first six months of 2007 as compared with $4.45 and $4.09, respectively, for the same periods in 2006. This growth, driven by the significant increase in voice to data migrations, was principally related to text messaging, mobile computing, personal digital assistant (PDA) devices, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

         At June 30, 2007, postpaid subscribers represented 80.3% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 99,200 postpaid subscriber net additions for the second quarter of 2007 represented 77.4% of all net additions as compared with 103,300 or 83.4% of all net additions for the same period in 2006. Moreover, the 160,000 postpaid subscriber net additions for the first six months of 2007 represented 73.2% of all net additions as compared with 173,700 or 80.3% of all net additions for the same period in 2006. Total net subscriber additions increased in the second quarter and first six months of 2007 as compared with the same periods in 2006 as a result of the growth in prepaid net subscriber additions.

         The blended churn rate increased in the second quarter and first six months of 2007 when compared with the respective periods in 2006. The postpaid monthly churn rates for the second quarter and first six months of 2007 were approximately one per cent, increasing slightly over the same periods last year. The prepaid churn rates also increased slightly in the second quarter and first six months of 2007 when compared with the same periods in 2006. Total deactivations were 225,800 for the second quarter and 431,300 for the first six months of 2007 as compared with 182,700 and 365,000, respectively, for the same periods last year. Wireless number portability had a full quarter impact on churn and deactivation results for the first time since its implementation in late-March 2007.

     - Equipment sales, rental and service revenue decreased by $3.1 million and $4.8 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. The decreases, despite continued subscriber growth and higher retention activity, were principally due to a shift in product mix and increased promotional activity related to wireless number portability. Gross subscriber additions were 354,000 for the second quarter of 2007 (a record second quarter loading for TELUS) and 650,000 for the first six months of 2007 as compared with 306,600 and 581,400, respectively, for the same periods in 2006. The increase in gross additions included the impact of increased competitive porting-in as a result of wireless number portability. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.


     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment           Quarters ended           Six-month periods
     ($ millions, except            June 30                 ended June 30
      employees)             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              166.6    136.9   21.7 %    312.0    263.1   18.6 %
     Network operating
      expenses              126.7    111.6   13.5 %    241.3    217.5   10.9 %
     Marketing expenses     114.6     92.0   24.6 %    215.4    185.8   15.9 %
     General and
      administration
      expenses              195.7    168.3   16.3 %    397.5    332.5   19.5 %
     -------------------------------------------------------------------------
     Operations expense     603.6    508.8   18.6 %  1,166.2    998.9   16.7 %
     Restructuring costs      0.4      0.9  (55.6)%      0.7      2.7  (74.1)%
     -------------------------------------------------------------------------
     Total operating
      expenses              604.0    509.7   18.5 %  1,166.9  1,001.6   16.5 %
     =========================================================================
     Operations expense
      (as adjusted)(1)      601.8    508.8   18.3 %  1,144.0    998.9   14.5 %
     Total operating
      expenses
      (as adjusted)(1)      602.2    509.7   18.1 %  1,144.7  1,001.6   14.3 %
     Full-time equivalent
      employees at end
      of period             7,576    6,605   14.7 %
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) is regularly reported to the chief operating decision-maker.

     -------------------------------------------------------------------------

     Wireless segment total operating expenses increased by $94.3 million and $165.3 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. Total operating expenses as adjusted to exclude the 2007 non-cash charges for share option awards expense increased by $92.5 million and $143.1 million, respectively, to promote, acquire, retain and support 11.3% year-over-year growth in the subscriber base and the significant increase in Network revenue.

     - Equipment sales expenses increased by $29.7 million and $48.9 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due principally to an increase in gross subscriber activations and increased retention activity related to wireless number portability combined with a greater mix of data products but, partially offset by favourable exchange rates. Handset costs including data equipment associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Network operating expenses increased by $15.1 million and $23.8 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. The increases were principally due to higher transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third party data content providers, and improved network quality and coverage. Moreover, expenses for the first six months of 2007 were net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

     - Marketing expenses increased by $22.6 million and $29.6 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006, primarily due to higher advertising and promotions costs driven by wireless number portability and increased dealer compensation costs related to the higher gross subscriber additions and increased retention activity. Despite higher prepaid gross additions, COA per gross subscriber addition increased by $31 or 7.9% in the second quarter as compared with the same period last year. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity and higher advertising and promotion spending related to wireless number portability and new product launches. Similarly, COA increased by $20 or 4.9% for the first six months of 2007. Wireless number portability also contributed to increased retention costs, which as a percentage of network revenue, were 8.2% and 7.8%, respectively, in the second quarter and first six months of 2007, as compared to 6.2% in the same periods in 2006. Despite higher ARPU, the lifetime revenue per subscriber decreased in the second quarter and first half of 2007 because of the increased churn rates. Consequently, COA as a percentage of lifetime revenue increased in the second quarter and first six months of 2007.

     - General and administration expense increased by $27.4 million and $65.0 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. Excluding non-cash charges for share option awards granted before 2005, general and administration expenses grew by $25.6 million and $42.8 million for the second quarter and first six months of 2007, respectively. The increases were principally due to the 14.7% increase in employees to support the significant growth in Network revenue, subscriber base, and continued expansion of the client care team and company-owned retail stores.

     - Restructuring costs were in respect of the Company's operational efficiency program.


     -------------------------------------------------------------------------
     EBITDA ($ millions)          Quarters ended           Six-month periods
      and EBITDA margin (%)          June 30                 ended June 30
      wireless segment       2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                 450.7    440.8    2.2 %    894.1    836.7    6.9 %
     EBITDA
      (as adjusted)(1)      452.5    440.8    2.7 %    916.3    836.7    9.5 %
     EBITDA margin           42.7     46.4 (3.7)pts     43.4     45.5 (2.1)pts
     EBITDA margin
      (as adjusted)          42.9     46.4 (3.5)pts     44.5     45.5 (1.0)pts
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $9.9 million and $57.4 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. When adjusted to exclude the non-cash charge for options expense in 2007, EBITDA increased by $11.7 million and $79.6 million, respectively, due to strong revenue growth partially offset by the increased COA related to the improved gross additions, higher retention spend related to the implementation of wireless number portability, and to a lesser extent, higher operations costs to support growth in the total subscriber base.

     6.   Financial condition

     The following are changes in the Consolidated balance sheets in the six-month period Notional Carrying Fair June 30, 2007.


     -------------------------------------------------------------------------
                   June 30,  Dec. 31,      Changes        Explanation of the
                      2007      2006                      change in balance
     ($ millions)          (adjusted)
     -------------------------------------------------------------------------
     Current Assets
       Cash and        2.2    (11.5)     13.7      n.m.   See Section 7.
        temporary                                         Liquidity and
        investments,                                      capital resources
        net
       Short-term     54.8    110.2     (55.4)   (50.3)%  Liquidation of some
        investments                                       investments of
                                                          surplus cash

       Accounts      571.8    707.2    (135.4)   (19.1)%  Lower days
        receivable                                        outstanding on
                                                          wireline
                                                          receivables, a
                                                          decrease in wireless
                                                          voice ARPU and
                                                          receivables from
                                                          dealers, and receipt
                                                          of inducements for
                                                          renegotiated
                                                          building leases

       Income and    99.2      95.4       3.8      4.0 %  -
        other taxes
        receivable

       Inventories  158.8     196.4     (37.6)   (19.1)%  Primarily a seasonal
                                                          reduction of
                                                          wireless handset
                                                          inventories

       Prepaid      291.7     195.3      96.4     49.4 %  Primarily prepayment
        expenses                                          of annual property
        and other                                         taxes and wireless
                                                          licence fees as well
                                                          as accrued and
                                                          prepaid employee
                                                          benefits, all net of
                                                          amortization

       Current       48.7      40.4       8.3     20.5 %  Primarily new net
        portion                                           cash-settled equity
        derivative                                        swaps offset by the
        assets                                            maturity of cross-
                                                          currency swaps
                                                          related to the notes
                                                          maturing June 1
     -------------------------------------------------------------------------
     Current
      Liabilities
       Accounts   1,547.9   1,363.6     184.3     13.5 %  Primarily increases
        payable                                           in the liability for
        and                                               net-cash settled
        accrued                                           share options and
        liabilities                                       NCIB purchases
                                                          awaiting settlement

       Income and     6.7      10.3      (3.6)   (35.0)%  -
        other
        taxes
        payable

       Restructuring 28.8      53.1     (24.3)   (45.8)%  Payments under
        accounts                                          previous and current
        payable and                                       programs exceeded
        accrued                                           new obligations
        liabilities

       Advance      609.4     606.3       3.1      0.5 %  Primarily increased
        billings                                          billings and
        and                                               customer deposits,
        customer                                          net of draw-downs
        deposits                                          from price cap
                                                          deferred revenue

       Current        6.4   1,433.5  (1,427.1)   (99.6)%  Repayment of U.S.
        maturities                                        dollar notes that
        of long-                                          matured June 1 and
        term debt                                         medium-term TCI
                                                          notes that matured
                                                          in February

       Current       10.1     165.8    (155.7)   (93.9)%  Maturity of cross-
        portion of                                        currency swaps
        derivative                                        related to the note
        liabilities                                       maturing June 1,
                                                          partly offset by
                                                          changes to U.S.
                                                          currency forward
                                                          contracts

       Current      258.1     137.2     120.9     88.1 %  An increase in
        portion                                           temporary
        of future                                         differences for
        income                                            current assets and
        taxes                                             liabilities as well
                                                          as partnership
                                                          taxable income that
                                                          will be allocated in
                                                          the next 12 months.
                                                          The December 31,
                                                          2006 balance
                                                          includes a
                                                          reclassification of
                                                          $44 million from
                                                          long-term future
                                                          income taxes. See
                                                          Note 2(c) of the
                                                          interim Consolidated
                                                          financial statements
     -------------------------------------------------------------------------
     Working     (1,240.2) (2,436.4)  1,196.2     49.1 %  Mainly repayment of
      capital(1)                                          the current
                                                          maturities of long-
                                                          term debt. See
                                                          Section 7.3 Cash
                                                          used by financing
                                                          activities
     -------------------------------------------------------------------------
     Capital     11,076.6  10,982.1      94.5      0.9 %  See Sections 5.3
      Assets,                                             Consolidated results
      Net                                                 from operations -
                                                          Depreciation and
                                                          amortization and 7.2
                                                          Cash used by
                                                          investing activities
     -------------------------------------------------------------------------
     Other Assets
       Deferred   1,064.6     956.6     108.0     11.3 %  Primarily pension
        charges                                           plan contributions
                                                          and pension
                                                          recoveries resulting
                                                          from favourable
                                                          returns on plan
                                                          assets

       Investments   30.6      35.2      (4.6)   (13.1)%  Includes an
                                                          $11.8 million write-
                                                          off of an equity
                                                          investment in AMP'D
                                                          Mobile, Inc., net of
                                                          new investments and
                                                          fair value
                                                          adjustments

       Goodwill   3,168.8   3,169.5      (0.7)     0.0 %  -
     -------------------------------------------------------------------------
     Long-Term    4,800.5   3,474.7   1,325.8     38.2 %  Includes notes
      Debt                                                issued in March and
                                                          commercial paper
                                                          issued in May, net
                                                          of the repayment of
                                                          bank facilities and
                                                          a reduction in the
                                                          Canadian dollar
                                                          value of 2011 U.S.
                                                          dollar notes
     -------------------------------------------------------------------------
     Other        1,644.4   1,257.3     387.1     30.8 %  Primarily foreign
      Long-Term                                           exchange rate
      Liabilities                                         changes and a fair
                                                          value adjustment of
                                                          the deferred hedging
                                                          liability associated
                                                          with 2011 U.S.
                                                          dollar notes
     -------------------------------------------------------------------------
     Future       1,018.6   1,023.3      (4.7)    (0.5)%  A decrease in
      Income                                              temporary
      Taxes                                               differences for
                                                          long-term assets and
                                                          liabilities
     -------------------------------------------------------------------------
     Non-            22.1      23.6      (1.5)    (6.4)%  -
      Controlling
      Interests
     -------------------------------------------------------------------------
     Shareholders'
      Equity
       Common     6,614.8   6,928.1    (313.3)    (4.5)%  Decreased primarily
        equity                                            due to NCIB
                                                          expenditures of
                                                          $370.2 million,
                                                          dividends of
                                                          $250.9 million and
                                                          transitional amounts
                                                          for accumulated
                                                          other comprehensive
                                                          income of
                                                          $176.2 million;
                                                          partly offset by Net
                                                          income of
                                                          $447.9 million and
                                                          Other comprehensive
                                                          income of
                                                          $51.9 million.
     -------------------------------------------------------------------------

     (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------

     7.   Liquidity and capital resources


     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
      ($ millions)            Quarters                 Six-month periods
                            ended June 30                ended June 30
                       2007      2006    Change      2007      2006    Change
     -------------------------------------------------------------------------
                    1,061.9     813.0     30.6 %  1,522.5   1,486.1      2.4 %
     -------------------------------------------------------------------------

     Cash provided by operating activities increased by $248.9 million and $36.4 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Changes in cash provided by operating activities included:

     - EBITDA decreased by $12.5 million and $110.9 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006;

     - Share-based compensation payments in excess of the expense included in EBITDA increased by $21.6 million in the second quarter of 2007 when compared with the same period in 2006. Share-based compensation expense in excess of payments in the first six months of 2007 increased by $108.6 million when compared with the same period in 2006;

     - Employer contributions to employee defined benefit plans decreased by $30.3 million and $26.9 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 mainly due to accelerated funding in 2006;

     - Interest paid decreased by $53.0 million and $42.5 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The decrease in the second quarter was due to the paid amounts in the second quarter of 2006 including $31.2 million for terminating cross currency interest rate swaps as well as partial payment of interest in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter. The decrease for the six-month period was caused by the same reasons, partly offset by repayment of forward starting interest rate swaps in the first quarter of 2007.

     - Interest received decreased by $15.8 million in the first six months of 2007 when compared to the same period in 2006, due to the receipt of interest on tax refunds in the first quarter of 2006;

     - Income taxes received net of installment payments decreased by $92.4 million in the first six months of 2007 when compared to the same period in 2006, due mainly to collection of income taxes receivable during first quarter of 2006;

     - Cash provided by a decrease in Short-term investments was approximately $55 million during the second quarter and first six months of 2007;

     -   Proceeds from securitized accounts receivable increased by a net
         $350 million during the second quarter of 2007, compared with an increase of $135 million during the second quarter of 2006 for a comparative increase in operating cash flow of $215 million. Proceeds from securitized accounts receivable were unchanged during the first six months of 2007, compared with a net increase of $35 million during the first six months of 2006 for a comparative decrease of $35 million in operating cash flow for the six-month period; and

     -   Other changes in non-cash working capital for the respective periods.

     7.2  Cash used by investing activities


     -------------------------------------------------------------------------
      ($ millions)              Quarters ended            Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                            477.8    486.1   (1.7)%    870.1    802.2    8.5 %
     -------------------------------------------------------------------------

     Cash used by investing activities decreased by $8.3 million in the second quarter of 2007 and increased by $67.9 million in the first six months of 2007, when compared with the same periods in 2006. The decrease in the second quarter was primarily due to $19.5 million for acquisitions in 2006. Capital expenditures increased by $23.3 million and $84.4 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 (see below).
     Assets under construction were $603.8 million at June 30, 2007, a decrease of $121.6 million from December 31, 2006. The decrease primarily reflects a transfer of $342.1 million to intangible assets subject to amortization in the first quarter of 2007 for activation of certain phases of the new consolidated wireline billing and client care system, net of increases in other assets under construction during 2007.


     -------------------------------------------------------------------------
     Capital
      expenditures              Quarters ended            Six-month periods
     ($ in millions,                June 30                 ended June 30
      ratios in %)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Wireline segment       308.7    311.4   (0.9)%    579.4    570.4    1.6 %
     Wireless segment       173.1    147.4   17.4 %    284.3    208.9   36.1 %
     -------------------------------------------------------------------------
     TELUS consolidated
      capital expenditures  481.8    458.8    5.0 %    863.7    779.3   10.8 %
     =========================================================================
     Capital expenditure
      intensity ratio(1)     21.6     21.5  0.1 pts     19.5     18.5   1.0 pt
     EBITDA less capital
      expenditures(2)       402.8    438.3   (8.1)%    785.2    980.5  (19.9)%
     EBITDA (as adjusted)
      less capital
      expenditures(2)       404.6    438.3   (7.7)%    960.5    980.5   (2.0)%
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
     (2) See Section 11.1 EBITDA for the calculation and description.

     -------------------------------------------------------------------------

     TELUS' capital intensity ratio in the second quarter of 2007 was similar to the same period in 2006. For the first six months of 2007, capital expenditures are tracking towards the annual guidance of approximately
$1.75 billion, which implies higher capital intensity. See Section 9: Annual guidance for 2007. TELUS' EBITDA (as adjusted) less capital expenditures decreased primarily because of higher capital expenditures levels in 2007, largely offset by higher EBITDA (as adjusted) for the six month period.

     - Wireline segment capital expenditures decreased by $2.7 million in second quarter of 2007 and increased by $9.0 million in the first six months of 2007 when compared to the same periods in 2006. Expenditures decreased for billing and client care system development in both the second quarter and first six months of 2007 as a result of putting the system into service in March. Up-front capital investment to support new enterprise customers in Central Canada as well as expenditures for network sustainment increased for both the second quarter and first six months of 2007. Wireline capital expenditure intensity levels in 2007 were 25.5% for the second quarter and 23.8% for the first six months of 2007 - similar to 2006. Wireline cash flow (EBITDA less capital expenditures) was $125.2 million and $175.4 million, respectively, in the second quarter and first six months of 2007, or decreases of 13.6% and 50.3%, respectively, from the same periods in 2006. Wireline cash flow based on EBITDA (as adjusted) for the first six months of was $328.5 million in the first six months of 2007, a decrease of 6.9% from the same period in 2006.

     - Wireless segment capital expenditures increased by $25.7 million and $75.4 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The increases were principally related to continued enhancement of digital wireless capacity and coverage, and strategic investments in high-speed EVDO Rev A wireless network technology. Wireless capital expenditure intensity levels in 2007 were 16.4% for the second quarter and 13.8% for the first six months of 2007 as compared to 15.5% and 11.4%, respectively, for the same periods in 2006. Wireless cash flows (EBITDA less capital expenditures) were $277.6 million in the second quarter and $609.8 million for the first six months of 2007 representing declines of 5.4% and 2.9%, respectively. Wireless cash flows based on EBITDA (as adjusted) were $279.4 million in the second quarter, a decrease of 4.8% from the same period in 2006, and was $632.0 million for the first six months of 2007, an increase of 0.7%, from the same period in 2006.

     7.3  Cash used by financing activities


     -------------------------------------------------------------------------
      ($ millions)              Quarters ended            Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                          1,115.9    344.4     n.m.    638.7    711.1  (10.2)%
     -------------------------------------------------------------------------

     Cash used by financing activities increased by $771.5 million in the second quarter of 2007 and decreased by $72.4 million in the first six months of 2007, when compared with the same periods in 2006:

     -   Proceeds from Common Shares and Non-Voting Shares issued were
         $0.2 million in the second quarter of 2007 and $0.6 million for the first six months of 2007, as compared to $12.5 million and $45.7 million, respectively, in the same periods in 2006. The decreases were due to implementation of the net-cash settlement feature for share option awards granted prior to 2005 and the introduction of the net equity settlement feature in May 2006.

     - Cash dividends paid to shareholders were $125.0 million in the second quarter of 2007 and $250.9 million in the first six months of 2007, representing increases of approximately 32% when compared to the same periods in 2006. The increases were due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

     - The Company's renewed NCIB program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. At
         June 30, 2007, the Company has purchased 19% of the maximum
         12 million Common shares and 34% of the maximum 12 million Non-Voting Shares under this program. From December 20, 2004 to June 30, 2007, TELUS repurchased approximately 18.7 million Common Shares and
         26.9 million Non-Voting Shares for $2.14 billion under three NCIB programs.

     The following table shows quarterly purchases under NCIB programs for 2007 and 2006.


     Normal course issuer bid programs
     -------------------------------------------------------------------------
                                                          Purchase cost
                           Shares repurchased              ($ millions)
                     --------------------------------- -----------------------
                                                       Charged  Charged
                                                          to      to
                                                        Share  Retained
                       Common    Non-Voting            capital earnings
     By program        Shares      Shares     Total       (1)     (2)    Paid
     --------------- --------------------------------- -----------------------
     2006
      (Program 2)
       First quarter  1,783,300  3,334,500  5,117,800    93.3   138.3   231.6
       Second quarter 2,913,600  2,643,300  5,556,900    93.0   156.4   249.4
     -------------------------------------------------------------------------
       Six months     4,696,900  5,977,800 10,674,700   186.3   294.7   481.0
     =========================================================================
     2007
      (Program 3)
       First quarter  1,975,000  1,530,000  3,505,000    57.8   142.9   200.7
       Second quarter   330,000  2,367,300  2,697,300    55.0   114.5   169.5
     -------------------------------------------------------------------------
       Six months     2,305,000  3,897,300  6,202,300   112.8   257.4   370.2
     =========================================================================

     (1) Represents the book value of shares repurchased
     (2) Represents the cost in excess of the book value of shares repurchased

     -------------------------------------------------------------------------

     - A major debt issue was completed in March 2007 with five-year and 10-year maturities:

         2012 Canadian dollar notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal.

         2017 Canadian dollar notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal.

         The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     - On May 15, 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes. Commercial paper totaling $663.5 million was outstanding at June 30, 2007.

     - Other debt issues in 2007 were primarily periodic draws on the bank facility, which were subsequently repaid (amounts outstanding:
         March 31 and June 30, 2007 - nil; December 31, 2006 - $120 million).

     - Debt repayments in 2007 included the $1,483.3 million to repay U.S. $1,166.5 million 7.50% Notes that matured on June 1, and $70 million to repay TCI 7.10% Medium-Term Notes that matured in February.

     The following are anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2007, during each of the five years ending
December 31. Interest obligations are not included.


     Long-term debt maturities
     -------------------------------------------------------------------------
                                                           Deferred
                                                            hedging
                                                          liability,
     ($ millions)                               Principal       net   Total(1)
     -------------------------------------------------------------------------
     2007 (balance of year)                           2.3         -       2.3
     2008                                             5.6         -       5.6
     2009                                             1.5         -       1.5
     2010                                            80.8         -      80.8
     2011                                         2,048.1     903.5   2,951.6
     -------------------------------------------------------------------------

     (1) Where applicable, principal repayments reflect foreign exchange rates at June 30, 2007.

     -------------------------------------------------------------------------


     7.4  Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods ended, June 30       2007      2006    Change
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Components of debt and coverage ratios(1)
      ($ millions)
     -------------------------------------------------------------------------
     Net debt (including securitized accounts
      receivables)                                6,239.7   6,274.6     (34.9)
     Total capitalization - book value           13,002.4  13,139.0    (136.6)

     EBITDA - excluding restructuring costs -
      12-month trailing                           3,507.7   3,418.4      89.3
     Net interest cost - 12-month trailing          495.0     571.0     (76.0)
     -------------------------------------------------------------------------
     Debt ratios
     -------------------------------------------------------------------------
     Fixed-rate debt as a proportion of total
      indebtedness (%)                               81.4      90.8  (9.4)pts
     Average term to maturity of debt (years)         5.7       5.0       0.7

     Net debt to total capitalization (%)(1)         48.0      47.8   0.2 pts
     Net debt to EBITDA - excluding
      restructuring costs(1)                          1.8       1.8         -
     -------------------------------------------------------------------------
     Coverage ratios(1)
     -------------------------------------------------------------------------
     Interest coverage on long-term debt              3.8       2.9       0.9
     EBITDA - excluding restructuring costs
      interest coverage                               7.1       6.0       1.1
     -------------------------------------------------------------------------
     Other measures - 12-month trailing
     -------------------------------------------------------------------------
     Free cash flow ($ millions)(2)               1,387.2   1,506.7    (119.5)
     Dividend payout ratio (%)(1)                      50        46     4 pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.

     -------------------------------------------------------------------------

     Net debt and total capitalization are calculated on a basis generally consistent with the Company's credit agreements. Net debt excludes accumulated comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt. Total capitalization also excludes accumulated other comprehensive income. See
Section 11.4.
     Total capitalization decreased because of lower net debt and share capital, partly offset by higher retained earnings. Changes in Net debt and 12- month trailing EBITDA did not have a significant impact on the net debt to EBITDA ratio at June 30, 2007 when compared to one year earlier. The average term to maturity of debt of 5.7 years at June 30, 2007 represents an increase from 4.5 years at December 31, 2006 due to repayment of maturing notes on June 1 net of the March debt issue and May commercial paper issue. The proportion of debt on a fixed-rate basis decreased with the issue of commercial paper.
     Interest coverage on long-term debt improved by 0.4 because of lower interest expenses, and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 0.9 due to lower net interest cost and improved by 0.2 due to higher EBITDA - excluding restructuring costs. The decrease in 12-month trailing free cash flow resulted from higher capital expenditures and lower recoveries of income tax and related interest, net of improved EBITDA before share-based compensation and lower interest paid. The dividend payout ratio based on actual earnings at June 30, 2007 was at the midpoint of the target guideline (45 to 55% for sustainable net earnings). The dividend payout ratio was 48% when the impacts of tax-related adjustments and the charge for introducing the net cash feature are excluded from earnings.
     The Company's strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.
     TELUS' long-term financial policies and guidelines are:

     -   Net debt to total capitalization of 45 to 50%;
     -   Net debt to EBITDA of 1.5 to 2.0 times; and
     -   Dividend payout ratio of 45 to 55% of sustainable net earnings.

     7.5  Credit facilities

     On March 2, 2007, TELUS closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced
$1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS' financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS' June 2011 Notes.
     TELUS had available liquidity from unutilized credit facilities of approximately $1.3 billion at June 30, 2007, consistent with the Company's objective of maintaining at least $1 billion of unutilized liquidity.


     TELUS Credit Facilities at June 30, 2007
     -------------------------------------------------------------------------
                                               Outstanding  Backstop
                                                 undrawn      for
                                                 letters  commercial
     ($ in                                          of       paper   Available
     millions)      Expiry     Size      Drawn    credit    program  liquidity
     -------------------------------------------------------------------------
     Five-year
      revolving      May 1,
      facility(1)     2012    2,000.0         -    (103.7)   (663.5)  1,232.8
     Other bank
      facilities         -       77.3         -      (2.9)        -      74.4
     -------------------------------------------------------------------------
     Total               -    2,077.3         -    (106.6)   (663.5)  1,307.2
     =========================================================================

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------

     TELUS' revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at June 30,
2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.1:1 at June 30, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

     7.6  Accounts receivable sale

     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.
     TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 1, 2007. The balance of proceeds from securitized receivables increased from $150 million at March 31, 2007 to $550 million at May 31, 2007 and subsequently decreased to $500.0 million at June 30, 2007, with the closing balance equal to the balance at December 31, 2006. The balance of proceeds from securitized receivables on June 30, 2006 was $535 million.

     7.7  Credit ratings

     On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS' commercial paper program.
     On June 21, 2007, TELUS announced that it was in non-exclusive discussions to acquire BCE. This was followed by a second announcement by TELUS on June 26 that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. After the June 21 announcement, DBRS placed the credit ratings for TELUS Corporation and TCI "under review with developing implications". Similarly, Moody's affirmed its Baa1 rating for TELUS and changed its outlook to "developing" and Standard and Poors (S&P) placed the credit ratings of TELUS Corporation and TCI on "credit watch with negative implications." As of August 1, these three credit rating agencies have not removed their qualifications.


     -------------------------------------------------------------------------
     Credit rating summary              DBRS(1)   S&P(2)   Moody's(3) Fitch(4)
     -------------------------------------------------------------------------
     TELUS Corporation
       Senior bank debt                 -         -         -         BBB+
       Notes                            A (low)   BBB+      Baa1      BBB+
       Commercial paper                 R-1 (low) -         -         -

     TELUS Communications Inc.
       Debentures                       A (low)   BBB+      -         BBB+
       Medium-term notes                A (low)   BBB+      -         BBB+
       First mortgage bonds             A (low)   A-        -         -
     -------------------------------------------------------------------------

     (1) Under review with developing implications.
     (2) Credit watch with negative implications.
     (3) Outlook developing.
     (4) Outlook stable.

     -------------------------------------------------------------------------

     7.8  Financial instruments; Commitments and contingent liabilities

          Financial instruments (Note 4 of the interim Consolidated financial statements)

     The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c) of the interim Consolidated financial statements, and foreign exchange hedges.
     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
     The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.
     The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.
     The effect of the adoption of comprehensive income on the Company's derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt, as shown in the table below.


     As at ($ millions)                                  June 30, 2007
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity   Notional  Carrying    Fair
                                         date      amount    amount    value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,806.9   5,154.4
       Derivatives(1) classified as
        held for hedging and used to
        manage interest rate and
        currency risks associated with
        U.S. Dollar denominated debt
         - Derivative asset                2007         -         -
         - Derivative liability
           - Current                       2007         -         -
           - Non-current                   2011   2,950.5   1,081.8
                                                            1,081.8
         - Interest payable                                     7.3
         Net                                                1,089.1   1,089.1
       Derivatives(1) used to manage
        interest rate risk associated
        with planned refinancing of
        debt maturing June 1, 2007         2007  $      -         -         -
     -------------------------------------------------------------------------
                                                            5,896.0   6,243.5
     =========================================================================

                                                       December 31, 2006
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity   Notional  Carrying    Fair
                                         date      amount    amount    value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,908.2   5,535.9
       Derivatives(1) classified as
        held for hedging and used to
        manage interest rate and
        currency risks associated with
        U.S. Dollar denominated debt
         - Derivative asset                2007     809.9     (40.4)
         - Derivative liability
           - Current                       2007     673.4     165.8
           - Non-current                   2011   2,950.5     710.3
                                                              835.7
         - Interest payable                                     6.3
         Net                                                  842.0   1,090.6
       Derivatives(1) used to manage
        interest rate risk associated
        with planned refinancing of
        debt maturing June 1, 2007         2007     500.0         -       6.5
     -------------------------------------------------------------------------
                                                            5,750.2   6,633.0
     =========================================================================

     (1) Designated as cash flow hedging items.

     -------------------------------------------------------------------------

          Commitments and contingent liabilities (Note 17 of the interim Consolidated financial statements)

     The Company's commitments and contingent liabilities have not changed significantly in the six-month period ended June 30, 2007. Changes to maturities of long-term debt as a result of financing activities in the first six months of 2007 were described in Section 7.3 above.
     On July 6, 2007, the CRTC issued Decision Telecom 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities. In this decision, the CRTC approved the use of the deferral account for the purpose of expanding broadband services in a limited number of communities in British Columbia and Quebec. The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, will file an update to the previously filed submission in September 2007.
     A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting the items enumerated in
Note 17(c) of the interim Consolidated financial statements.

     7.9  Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at June 30, 2007 and at July 13, 2007. In addition, for July 13, 2007, the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.


     -------------------------------------------------------------------------
     Class of equity security                      Common  Non-Voting   Total
     (millions of shares)                          Shares    Shares    shares
     -------------------------------------------------------------------------
     Common equity
       Outstanding shares at June 30 and
        July 13, 2007                               176.4     155.3   331.7(1)
       Options outstanding and issuable(2)(3)
        at July 13, 2007                              0.5      16.3      16.8
     -------------------------------------------------------------------------
       Outstanding and issuable shares at
        July 13, 2007                               176.9     171.6     348.5
     =========================================================================

     (1) For the purposes of calculating diluted earnings per share, the number of shares for the second quarter of 2007 was 336.9.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced for any options that may have been forfeited or expired in the period July 1 to July 13, 2007.

     -------------------------------------------------------------------------

     8.   Critical accounting estimates and accounting policy developments

     8.1  Critical accounting estimates

     TELUS' critical accounting estimates are described Section 8.1 of its 2006 Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

     The interim Consolidated financial statements follow the same accounting policies and methods of their application as set out in Note 1 of TELUS' 2006 Consolidated financial statements for the year ended December 31, 2006, other than as set out below, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

          Convergence with International Financial Reporting Standards

     In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
     Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.
     As this convergence initiative is very much in its infancy, it would be premature to currently assess the impact of the initiative, if any, on the Company.

          Comprehensive income; recognition and measurement of financial instruments

     Commencing with the Company's 2007 fiscal year, the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. The implementation and the application of Handbook Sections 1530, 3855 and 3865 were described in the Company's 2007 first quarter Management's discussion and analysis. See Note 2(b) of the interim Consolidated financial statements.

          Income taxes arising from partnership income

     In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract (D59) regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year-end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract (RD59) which changed the approach to determination of the classification of future income taxes between current and non-current. In May 2007, the Emerging Issues Committee removed this issue from its agenda.
     Given the absence of specific guidance on the issue, the Company has adopted the policy of accounting for the current portion of the future income tax liability for partnerships to include the tax effect of differences between the accounting and tax bases of current assets and current liabilities and the tax on partnership income to be allocated during the next twelve months. The Company has retrospectively applied this policy, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in Note 2(c) of the interim Consolidated financial statements.

          Financial instruments - disclosure and presentation

     Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

     9.   Annual guidance for 2007

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussion and analyses, as well as this report.
     The Company has revised its annual guidance for high-speed Internet net additions as a result of competitive activity and temporarily reduced order processing capability resulting from the billing and client care system conversion. See Section 10.3 Process Risks.

                                             Previous guidance
                           Revised guidance    and original         Change
                               for 2007      targets for 2007
     -------------------------------------------------------------------------
     Consolidated
       Revenues                $9.175 to         $9.175 to
                            $9.275 billion    $9.275 billion       no change

       EBITDA(1)               $3.725 to         $3.725 to
        (as adjusted)(2)    $3.825 billion    $3.825 billion       no change

       Earnings per share
        - basic
         (as adjusted)(3)   $3.25 to $3.45    $3.25 to $3.45       no change

       Capital expenditures     Approx.            Approx.
                             $1.75 billion     $1.75 billion       no change
     -------------------------------------------------------------------------
     Wireline segment
       Revenue (external)      $4.85 to          $4.85 to
                             $4.9 billion      $4.9 billion        no change

       EBITDA                  $1.775 to         $1.775 to
        (as adjusted)(2)    $1.825 billion    $1.825 billion       no change

       Capital expenditures     Approx.           Approx.
                             $1.2 billion      $1.2 billion        no change

       High-speed Internet     More than         More than       Approximately
        net additions           125,000           135,000        10,000 fewer
     -------------------------------------------------------------------------
     Wireless segment
       Revenue (external)      $4.325 to         $4.325 to
                            $4.375 billion    $4.375 billion       no change

       EBITDA                  $1.95 to          $1.95 to
        (as adjusted)(2)     $2.0 billion      $2.0 billion        no change

       Capital expenditures     Approx.           Approx.
                             $550 million      $550 million        no change

       Wireless subscriber     More than         More than
        net additions           550,000           550,000          no change
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA) for the definition.
     (2) Excluding a cash-settled share option expense of approximately
         $180 million in 2007 for introducing the net-cash settlement feature, of which, approximately $155 million is in wireline and approximately $25 million is in wireless.
     (3) Excluding an after-tax charge per share of approximately $0.33 for introducing the net-cash settlement feature.

     -------------------------------------------------------------------------

     The following key assumptions were made at the time the original targets for 2007 were announced in December 2006. Management believes the assumptions remain reasonable.

     -------------------------------------------------------------------------
     Key assumption for 2007 targets   Actual result for the year to-date
     -------------------------------------------------------------------------
     Canadian real GDP growth of 2.7%  The Conference Board of Canada recently
      (revised to 2.5%)                 issued a revised estimate of 2.5% for
                                        2007 and 3.2% for 2008.

     Increased wireline competition    Cable-TV competitors have begun to
      in both business and consumer     market VoIP services to home office
      markets, particularly from        type business in some communities, and
      cable-TV and VoIP companies       have increased promotion of lower-
                                        price "light" services to residential
                                        households

     Forbearance for local retail      Assumption unchanged. TELUS has filed
      wireline services in major        forbearance applications following the
      urban markets by the second       first quarter Federal Cabinet
      half of 2007                      Order-in-Council that simplified the
                                        conditions for regulatory forbearance.
                                        On July 25, the CRTC granted TELUS
                                        local forbearance in Fort McMurray
                                        with additional rulings expected by
                                        early August. See Section 10.1
                                        Regulatory

     No further price cap mandated     The CRTC's decision on the parameters
      consumer price reductions         for the next price cap period was
                                        announced on April 30, 2007 confirming
                                        this assumption.

     Canadian wireless industry        TELUS' gross additions and net
      market penetration gain of        additions in the first half of 2007
      4.5 to five percentage points     were consistent with this assumption

     TELUS would record approximately  Restructuring costs are currently not
      $50 million of restructuring      expected to exceed $35 million in 2007
      expenses

     TELUS' statutory income tax       Assumptions unchanged. See Section 5:
      rate is expected to be 33 to      Consolidated results from operations -
      34% with minimal cash tax         Income taxes
      payments in 2007

     A discount rate of 5.0% and       Assumptions unchanged
      expected long-term average
      return of 7.25% for pension
      accounting

     Average TELUS shares              Average shares outstanding were
      outstanding of 330 to             335.3 million in the first half of
      335 million shares for the        2007, a decrease of about 3% from the
      full year                         same period in 2006 and within the
                                        range of the 2.5 to 4% reduction
                                        implied by the key assumption for the
                                        full year
     -------------------------------------------------------------------------

     TELUS continues to have long-term policy guidelines for Net debt to total capitalization, Net debt to EBITDA and dividend payout, described in Section
7.4. The 2007 annual guidance is in compliance with these policy guidelines.

     10.  Risks and risk management

     The following are significant updates to the risks described in Section 10 of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses.

     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

          Local forbearance

     On July 25, in Telecom Decision 2007-58, the CRTC granted forbearance for local residential services in Fort McMurray, Alberta. The CRTC had granted conditional forbearance for Fort McMurray, Alberta in March 2007 subject to achievement of certain competitor quality-of-service standards, which were met, on average, for the six-month period from December 2006 to May 2007. Forbearance decisions are expected for Victoria, Vancouver, Calgary and Edmonton by early August and for Rimouski later this year. TELUS has also applied for deregulation of regulated business phone services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in eastern Quebec.There can be no assurance that forbearance will be granted for any or all of the outstanding applications.

          Price cap regulation

     The CRTC issued Telecom Decision 2007-27 on April 30, 2007, setting the parameters for the price cap regulation effective June 1, 2007. The decision created a uniform price cap regime for TELUS across its incumbent territories in B.C., Alberta and Eastern Quebec and eliminated the deferral account on a go-forward basis. Constraints were removed for upward pricing of optional residential services, features and bundles. Flexibility was granted to increase basic residential services in rural high cost serving areas by the lesser of the annual inflation rate and five per cent with a corresponding reduction to the contribution subsidy paid and received. Flexibility to increase business rates was maintained at the overall annual inflation rate, with a maximum increase of 10% for individual rates. In addition, local payphone calls may be increased to a maximum of 50 cents per cash call ($1 per non-cash call) and rates remain frozen at existing levels for public safety and social services such as 911 and message relay service. Competitor services were largely unchanged by the price cap decision.

          Essential services

     In Telecom Decision 2007-46, the CRTC ruled that ILECs should not be required to implement Ethernet and high-speed Internet (ADSL) orders concerning competitor services until the CRTC issues a decision on review and vary applications filed by TELUS and certain other ILECs - such decision expected by the end of August 2007. In the essential services proceeding currently under way (Public Notice 2006-14), TELUS continues to argue that ADSL and Ethernet are not essential services and should not be unbundled.

          Quality-of-service rebate program - CRTC decisions on TELUS' exclusion applications

     In May, the CRTC released decisions on two of TELUS' exclusion applications for retail quality-of-service rate rebates. Decision 2007-29 addressed three adverse events from mid-July 2003 to December 2003: forest fires in the Interior of B.C. and South-western Alberta, a cable-cut in Vancouver and floods in the Lower Mainland of B.C. The CRTC granted that three retail quality-of-service measures could be excluded during these adverse event periods. The CRTC also directed TELUS to adjust three other quality-of-service measures to an average level measured in the six-month period preceding the adverse events and to implement applicable customer credits for the July 2002 to December 2003 rate adjustment period. In Decision 2007-30, the CRTC granted TELUS' exclusion application for severe flooding in Southern Alberta in June 2005, directing that TELUS exclude three retail quality-of-service measures for the months of June and July, similar to the February Decision 2007-14 for TELUS' exclusion application for competitor quality-of-service measures.
     In June, the CRTC granted relief from the competitor quality-of-service rate rebate program from November 2006 to January 2007 for the Lower Mainland of B.C. during a series of severe storms. In addition, under Telecom Decision CRTC 2007-40, the CRTC made provision such that TELUS can substitute the competitor quality-of-service results for the excluded periods with results from adjacent periods as part of applicable forbearance applications.
     In July, the CRTC acknowledged in Telecom Decisions 2007-52 and 2007-55 that the 2005 labour disruption qualified as an adverse event. The first of these two decisions granted relief from four of seven competitor quality-of-service indicators for the period of the actual disruption as well as the time required to return to normal operations (July 2005 through February 2006 inclusive). The second decision granted relief for all six retail quality-of-service indicators for applicable period between July 2005 through February 2006.
     TELUS has one remaining exclusion application before the CRTC for retail quality-of-service programs concerning the series of severe storms in the Lower Mainland of B.C. from November 2006 to January 2007. If the CRTC grants relief from the remaining outstanding exclusion application or future adverse events, any mandated quality-of-service rate rebates in the future would be reduced; however, there can be no assurance that relief will be granted.

          Wireless number portability (WNP)

     Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by Canadian wireless carriers, including TELUS. Implementation of WNP in remaining areas is mandated for September 2007. Experience from one full-quarter of WNP, indicates that it is a net contributor to increased subscriber loading for TELUS with inbound porting exceeding outbound porting, but WNP has also contributed to increased wireless customer retention costs (8.2% of network revenue in the second quarter of 2007 compared to 6.2% of network revenue in the same period in 2006) and increased subscriber churn (1.45% in the second quarter of 2007 compared to 1.30% in the same period in 2006). Subscriber churn and retention spending may be permanently higher in the future.
     WNP could also lead to an increase in migration of network access lines to wireless services, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

          Foreign-ownership restrictions

     TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. As the Panel will report to the Minister of Industry by June 30, 2008, it is expected that any subsequent legislation changes would not be effective until late-2008 or 2009. TELUS has supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for broadcasting and telecommunications companies.

     10.2 Human resources

          Collective bargaining at TELUS Quebec

     Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering professional and supervisory team members in Quebec expired on March 31, 2007. The parties continue to negotiate to achieve a new collective agreement.

     10.3 Process risks

          TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

     TELUS successfully converted all of its wireline consumer customers in Alberta to a new integrated billing and client care system in late-March 2007. The new system includes re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. During the second quarter of 2007, initial system difficulties were experienced that reduced order processing capability, which caused increased installation backlogs and higher costs such as extra call centre resources in order to maintain service levels. The critical billing function performed as expected and call centre operations are expected to return to normal levels in future. There can be no assurance that this undertaking will not negatively impact, on an extended basis, TELUS' customer service levels, competitive position and financial results.
     Additional phases of development and conversion are planned over the next several years including a similar system conversion for B.C. consumers planned for the first half of 2008. There is no assurance that the B.C. conversion will be as successful as the Alberta conversion. This customer-focused project required extensive system development and, in itself, presents future implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. Significant time delays in implementing new phases of this system, or system instability, could negatively impact TELUS' competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)

     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
     The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to January 1, 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance (see Section 9).


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Net income                           253.1     356.6     447.9     566.7
       Other expense (income)              18.5       9.6      22.3      13.9
       Financing costs                    127.2     127.5     244.8     254.5
       Income taxes                        93.7      18.7     173.0     134.8
       Non-controlling interest             1.3       2.6       2.8       4.7
     -------------------------------------------------------------------------
     Operating income                     493.8     515.0     890.8     974.6
       Depreciation                       318.3     335.2     636.0     674.4
       Amortization of intangible assets   72.5      46.9     122.1     110.8
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8
     Add back: Non-cash charge in 2007
      for introducing a net-cash
      settlement feature for options
      granted prior to 2005                 1.8         -     175.3         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted)                 886.4     897.1   1,824.2   1,759.8
     =========================================================================

     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8
     Capital expenditures (Capex)        (481.8)   (458.8)   (863.7)   (779.3)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures     402.8     438.3     785.2     980.5
     Add back: Non-cash charge in 2007
      for introducing a net-cash
      settlement feature for options
      granted prior to 2005                 1.8         -     175.3         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less capital
      expenditures                        404.6     438.3     960.5     980.5
     =========================================================================

     11.2 Free cash flow

     The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                        1,061.9     813.0   1,522.5   1,486.1
     Cash (used) by investing
      activities                         (477.8)   (486.1)   (870.1)   (802.2)
     -------------------------------------------------------------------------
                                          584.1     326.9     652.4     683.9

     Net employee defined benefit
      plans expense                        21.0       1.3      45.0       2.9
     Employer contributions to employee
      defined benefit plans                14.7      45.0      48.6      75.5
     Amortization of deferred gains on
      sale-leaseback of buildings,
      amortization of deferred charges
      and other, net                       (4.3)      7.3       4.8      (8.6)
     Reduction (increase) in
      securitized accounts receivable    (350.0)   (135.0)        -     (35.0)
     Non-cash working capital changes
      except changes in taxes, interest,
      and securitized accounts
      receivable, and other               (99.8)    (81.8)   (114.7)     85.0
     Acquisition                              -      19.5         -      19.5
     Proceeds from the sale of property
      and other assets                     (1.3)     (0.6)     (1.3)     (8.0)
     Other investing activities            (2.7)      8.4       7.7      11.4
     -------------------------------------------------------------------------
     Free cash flow                       161.7     191.0     642.5     826.6
     =========================================================================

     The following shows management's calculation of free cash flow.


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8

     Restructuring costs net of
      cash payments                        (7.3)     19.0     (24.3)      3.4
     Share-based compensation              (8.9)     12.7     129.7      21.1
     Donations and securitization fees
      included in Other expense            (9.1)     (7.6)    (18.4)    (12.1)
     Cash interest paid                  (218.5)   (271.5)   (242.1)   (284.6)
     Cash interest received                 5.6       0.8       7.5      23.3
     Income taxes received (paid), less
      investment tax credits received
      that were previously recognized
      in either EBITDA or capital
      expenditures, and other              (2.9)     (0.7)      4.9      95.0
     Capital expenditures                (481.8)   (458.8)   (863.7)   (779.3)
     -------------------------------------------------------------------------
     Free cash flow                       161.7     191.0     642.5     826.6
     =========================================================================

     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     COA per gross subscriber addition to lifetime revenue is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. COA was $150.4 million and $279.9 million, respectively, for the second quarter and first six months of 2007 as compared to $120.9 million and $238.8 million, respectively, for the same periods in 2006.

     Lifetime revenue per subscriber is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from existing subscribers.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     11.4 Definition of liquidity and capital resource measures

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     EBITDA - excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $28.3 million and $84.5 million, respectively, for the twelve-month periods ended June 30, 2007 and 2006.

     EBITDA - excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending June 30, 2006 includes losses on redemption of long-term debt. The 12-month periods ended June 30, 2007 and 2006 also include accruals for estimated costs to settle a lawsuit.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).


     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                  June 30,  Dec. 31,  June 30,
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Long-term debt including current portion     4,806.9   4,908.2   4,708.3
     Debt issuance costs netted against
      long-term debt                                 32.5      19.9      22.2
     Deferred hedging liability, net              1,081.8     838.5     990.5
     Accumulated other comprehensive income
      amounts arising from financial instruments
      used to manage interest rate and currency
      risks associated with U.S. Dollar
      denominated debt                             (179.3)        -         -
     -------------------------------------------------------------------------
     Debt                                         5,741.9   5,766.6   5,721.0
     Deduct Cash and temporary investments           (2.2)     11.5      18.6
     Add proceeds from securitized accounts
      receivable                                    500.0     500.0     535.0

     Net debt                                     6,239.7   6,278.1   6,274.6
     =========================================================================

     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at June 30, 2007, is in respect of the U.S. $1,925.0 million debenture maturing June 1, 2011. At December 31, 2006 and June 30, 2006, the deferred hedging liability was in respect of the 2011 debenture and the U.S. $1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Net debt to EBITDA - excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA - excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS' new credit facilities.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending June 30, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

     Total capitalization - book value excludes Accumulated other comprehensive income and is calculated as follows.


     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                  June 30,  Dec. 31,  June 30,
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Net debt                                     6,239.7   6,278.1   6,274.6
     Non-controlling interests                       22.1      23.6      25.3
     Shareholders equity                          6,614.8   6,928.1   6,839.1
     Less: Accumulated other comprehensive income   125.8         -         -
     -------------------------------------------------------------------------
     Total capitalization - book value           13,002.4  13,229.8  13,139.0
     =========================================================================

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary